     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON APRIL 18, 1997
                                                    REGISTRATION NO. 333-04715


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                         POST-EFFECTIVE AMENDMENT NO. 2
                                       TO
                         FORM S-3 REGISTRATION STATEMENT
                        UNDER THE SECURITIES ACT OF 1933


                           ACCUMED INTERNATIONAL, INC.
--------------------------------------------------------------------------------
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

              DELAWARE                                     36-4054899
              --------                                     ----------
   (STATE OF OTHER JURISDICTION OF                      (I.R.S. EMPLOYER
   INCORPORATION OR ORGANIZATION)                      IDENTIFICATION NO.)

                        900 N. FRANKLIN STREET, SUITE 401
                             CHICAGO, ILLINOIS 60610
                                 (312) 642-9200
--------------------------------------------------------------------------------
    (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                  OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                                PETER P. GOMBRICH
                             CHIEF EXECUTIVE OFFICER
                           ACCUMED INTERNATIONAL, INC.
                        900 N. FRANKLIN STREET, SUITE 401
                             CHICAGO, ILLINOIS 60610
                                 (312) 642-9200
--------------------------------------------------------------------------------
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                              OF AGENT FOR SERVICE)

                                    COPY TO:
                             JOYCE L. WALLACH, ESQ.
                           ACCUMED INTERNATIONAL, INC.
                        900 N. FRANKLIN STREET, SUITE 401
                             CHICAGO, ILLINOIS 60610
                                 (312) 642-9200
                               FAX (312) 642-3101

APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: From time to time after the effective date of this Registration Statement.

       If only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

       If any of the securities being registered on this Form are to be offered on a delayed on continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [x]

       If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

       If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

      If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]


       THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THE REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

       THIS POST-EFFECTIVE AMENDMENT RELATES SOLELY TO THE RESUBMISSION OF THE PROSPECTUS.








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
PROSPECTUS
                                9,767,774 SHARES
                           ACCUMED INTERNATIONAL, INC.

                                  COMMON STOCK

      This Prospectus relates to 9,767,774 (the "Shares") of Common Stock, par value $0.01 per share (the "Common Stock"), of AccuMed International, Inc. (the "Company" or "AccuMed") of which 1,946,174 shares (the "Underlying Shares") are underlying Common Stock Purchase Warrants (the "Warrants") or stock options (the "Stock Options"). The Company will not receive any of the proceeds from any sales of the Shares, but will receive aggregate gross proceeds if all of the Warrants and Stock Options are exercised to acquire the Warrant Shares for cash at their respective current exercises prices. The Registration Statement of which this Prospectus forms a part has been filed pursuant to the terms of the Warrants and Warrant Agreements and several registration rights agreements between the Company and holders of the Warrants and Shares, respectively. (Holders of Warrants, Stock Options and Shares are collectively referred to as the "Selling Securityholders.") See "Selling Securityholders."
      The Shares of Common Stock may be offered and sold from time to time by the Selling Securityholders through ordinary brokerage transactions in the over-the-counter market, in negotiated transactions or otherwise, at market prices prevailing at the time of the sale or at negotiated prices (this "Offering"). See "Risk Factors," "Selling Securityholders" and "Plan of Distribution."

      The closing price for the Common Stock on December 16, 1996, as reported on the National Association of Securities Dealers Automated Quotation System ("Nasdaq"), was $3.06 per share.

      THE SECURITIES OFFERED HEREBY INVOLVE A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE "RISK FACTORS".

                               ------------------

      THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

      No underwriting commissions or discounts will be paid by the Company in connection with this Offering. Estimated expenses payable by the Company in connection with this Offering are approximately $70,000.

              This date of this Prospectus is December 31, 1996.

                             AVAILABLE INFORMATION

      The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and in accordance therewith files reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information filed by the Company may be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, and at the following regional offices: New York Regional Office, 7 World Trade Center, Room 1400, New York, New York 10048 and Chicago Regional Office, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material may also be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Common Stock is quoted on the Nasdaq National Market and reports and other information regarding the Company may be inspected at the National Association of Securities Dealers, Inc. at 1735 K Street, N.W., Washington, D.C. 20006.

      Additional information regarding the Company and the securities offered hereby is contained in the Registration Statement on Form S-3 (Registration No. 333-04715) of which this Prospectus forms a part, and the exhibits thereto filed with the Commission under the Securities Act of 1933, as amended (the "Securities Act"). For further information pertaining to the Company and the securities offered hereby, reference is made to the Registration Statement and the exhibits thereto, which may be inspected without charge at, and copies may be obtained at prescribed fees from, the office of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549.

      The Company furnishes shareholders with annual reports containing audited financial statements and other periodic reports as the Company may deem to be appropriate or as required by law or the rules of the National Association of Securities Dealers, Inc.

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

      The following documents which have heretofore been filed by the Company with the Commission pursuant to the Securities Exchange Act of 1934, as amended (the "Exchange Act"), are incorporated by reference herein and shall be deemed to be a part hereof:

(1) The Company's Annual Report on Form 10-KSB for the year ended September 30, 1995.

(2) The Company's Current Report on Form 8-K filed with the Commission on January 16, 1996.

(3) The Company's Current Report on Form 8-K filed with the Commission on January 17, 1996.

(4) The Company's Current Report on Form 8-K filed with the Commission on January 19, 1996.

(5) The Company's Amendment No. 1 to the Current Report on Form 8-K/A filed with the Commission on January 24, 1996.

(6) The Company's Transition Report on Form 10-KSB for the transition period ended December 31, 1995.

(7) The Company's Quarterly Report on Form 10-QSB for the quarter ended March 31, 1996.


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



(8) The Company's Quarterly Report on Form 10-QSB for the quarter ended June 30, 1996.

(9) The Company's Amendment No. 1 to its Quarterly Report on Form 10-QSB for the quarter ended June 30, 1996.

(10) The Company's Current Report on Form 8-K filed with the Commission on October 30, 1996.

(11) The Company's Quarterly Report on Form 10-QSB for the quarter ended September 30, 1996.

(12) The description of the Common Stock contained in the Company's Amendment No. 1 to Registration Statement on Form 8-A/A filed with the Commission on January 2, 1996.

      All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of this Offering shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of filing of such documents. Any statement incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

      The Company will provide without charge to each person to whom this Prospectus is delivered, upon written or oral request, a copy of any or all of the documents incorporated by reference in this Prospectus (not including exhibits and other information that is incorporated by reference unless the exhibits are themselves specifically incorporated by reference). Requests for such documents should be directed to AccuMed International, Inc., located at 900
N. Franklin Street, Suite 401, Chicago, Illinois 60610, Attn: Leonard R. Prange, Chief Financial Officer and Corporate Vice President, telephone (312) 642-9200.

      The following are trade names and trademarks of the Company used in this
Prospectus: the "Alamar" logo and name, alamarBlue(TM), AccuMed, Inc., AccuMed International, Inc., the "AccuMed" logo and name, AcCell(TM), TracCell(TM), MacroVision(TM), Sensititre(R), SensiTouch(TM), ARIS(TM), AutoReader(TM), AutoInnoculator(TM) Relational Cytopathology Reference Guide(TM), FluoreTone(TM) 48, MacCell(TM) and SpeciFind(TM).

      The Company's address is 900 N. Franklin Street, Suite 401, Chicago, Illinois 60610, and its telephone number is (312) 642-9200.

                              PROSPECTUS SUMMARY

      The following summary is qualified in its entirety by the more detailed information appearing elsewhere in this Prospectus, including information under "Risk Factors," and the financial statements incorporated herein. Special Note:
Certain statements set forth below constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. See "Special Note Regarding Forward-Looking Statements" on page 2 for additional factors relating to such statements.

THE COMPANY

      AccuMed designs, manufactures and markets diagnostic screening products for clinical diagnostic laboratories serving the cytopathology and microbiology markets. The Company's primary focus is on the development of cytopathology products that support the review and analysis of Pap smears in order to improve the quality of cell analysis and increase accuracy and productivity in the laboratory. The Company commenced sales of its initial cytopathology product, the AcCell(TM) Series 2000 automated slide handling and microscopy workstation, at the end of the first quarter of 1996. The Company is currently testing a prototype specimen mapping workstation, the TracCell(TM) 2000, which automatically pre-screens Pap smear slides to identify and create a computerized map of empty space and certain non-clinically relevant portions of the specimen to permit a more efficient analysis of the test slide. The Company filed a 510(k) pre-market notification with the FDA relating to the TracCell 2000 in November 1996. As of May 1996, the Company has an agreement with Olympus America Inc. ("Olympus America"), a leading supplier of microscopes to the cytopathology market, pursuant to which Olympus America has exclusive third party distribution rights to the AcCell Series 2000 and, if successfully developed and cleared for marketing by the FDA and other applicable regulatory authorities, the TracCell 2000 in North, Central and South America.

      An estimated 440,000 new cases of cervical cancer are reported annually worldwide. The American Cancer Society estimates that, in the United States in 1996, 15,700 women will be diagnosed with invasive cervical cancer and 4,900 women will die of cervical cancer. Furthermore, in 1996, an estimated 65,000 American women will be diagnosed with cervical carcinoma in situ, a precancerous condition. However, virtually all cervical cancer cases can be effectively treated with timely intervention if detected early. The Pap smear is currently the most widely-used screening test for early detection of cervical cancer and related precancerous conditions. It is estimated that in 1996 over 150 million Pap smear specimens will be screened worldwide, including over 50 million in the United States. According to the American Cancer Society, widespread and regular use of the Pap smear as a screening test is believed to have contributed to a greater than 70% decrease in mortality from cervical cancer in the United States in the past 45 years.

      Initial Pap smear testing is performed by specially trained professionals known as cytotechnologists, who use a microscope to screen and interpret up to 100 Pap smear slides per day. In general, this process is complex and tedious, and is prone to error. Over 90% of specimens reviewed are negative. Even non-negative specimens may contain only 20 to 30 abnormal cells out of a total of as many as 50,000 to 300,000 cells on the slide. As a result, slide interpretation errors can be caused by fatigue of the cytotechnologist and the habituation effect of constantly viewing predominantly negative specimens. According to the Journal of the American Medical Association, clinical laboratories generally experience false negative Pap smear diagnosis rates of 5% to 30%. In addition, conventional Pap smear testing is subject to administrative errors and exposes clinical laboratories to the risk of litigation and consequent liability.

      The Company's cytopathology products are intended to provide cost-effective solutions to many of the problems of conventional Pap smear testing without significantly modifying existing laboratory practices. The Company's AcCell Series 2000 workstation is an interactive computer-controlled slide handling and precision microscopy workstation that is supported with a comprehensive data management system. The TracCell 2000 is designed to automatically pre-screen Pap smear slides to identify and create a computerized map of empty space and certain non-clinically relevant material. The Company has completed clinical trials of the TracCell 2000 and in November 1996 filed a 510(k) with the FDA with respect to the TracCell 2000. Tests conducted by the Company suggest that the TracCell 2000, by locating and mapping such empty space and non-clinically relevant material, can eliminate 15% to 50% of the slide area required to be reviewed by a cytotechnologist. The Company believes that the AcCell Series 2000 and the TracCell 2000 have the potential to reduce cytotechnologist fatigue and habituation, reduce the time needed to evaluate specimens, and allow the cytotechnologist to focus on more thoroughly evaluating potential abnormalities. The Company is also developing software and hardware for a second generation, fully automated, high volume mapping product, the TracCell 2500, and is developing a series of related educational and testing products. There can be no assurance that any such products will be successfully developed or marketed.

      The Company also develops, manufactures and markets in vitro diagnostic microbiology products for the clinical laboratory, veterinary and pharmaceutical markets. The Company offers the microbiology laboratory a variety of FDA-cleared products, under the trade name Sensititre(R), for the minimum inhibitory concentration and identification ("MIC/ID") testing of bacteria suspected of causing infections and for measuring the susceptibility of such bacteria to different types and concentrations of antibiotics. In September 1996, the Company entered into an agreement with Fisher Scientific Company, a leading distributor of clinical laboratory products, operating through its Curtin Matheson Scientific Division ("CMS"), pursuant to which CMS has been granted exclusive rights to distribute the Company's microbiology products marketed under the Sensititre trade name in the United States. AccuMed's microbiology products include disposable test kits and a range of automated instruments. The Company also markets alamarBlue(TM), a proprietary, non-toxic indicator reagent that measures cell growth for in vitro testing. The Company is developing an automated instrument designed to read the results of a Kirby-Bauer method susceptibility test (the "KB Reader") and FluoreTone(TM) 48, a diagnostic microbiology test panel and an automated reading instrument. There can be no assurance that any such products will be successfully developed or marketed.

      AccuMed's objective is to establish the AcCell Series 2000 and the TracCell 2000 as the leading microscopy workstations for the primary screening and analysis of cytology specimens while developing other new cytopathology and microbiology products. The key elements of the Company's strategy include: (i) establishing the AcCell Series 2000 and, if cleared for marketing by the FDA and other applicable regulatory authorities, the TracCell 2000 in the worldwide Pap smear screening market through distribution agreements and strategic alliances with major market participants, (ii) exploiting other applications for the Company's cytopathology technology such as histology and pathology laboratory work, (iii) continuing to acquire, develop and enhance technologies that complement the Company's existing technology base and (iv) integrating the Company's proprietary microbiology technologies into new products.

      On October 3, 1996, the Company consummated an underwritten public offering of 3,000,000 shares of Common Stock (the "Public Offering"), pursuant to which the Company received net proceeds of approximately $11.7 million.

RECENT DEVELOPMENTS

      On October 15, 1996, the Company acquired a two-thirds equity interest in Oncometrics Imaging Corp. ("Oncometrics") for aggregate consideration of

$4.0 million in cash. Of such consideration, $2.0 million was paid to Oncometrics' parent company, Xillix Technologies Corp. ("Xillix"), for outstanding Oncometrics stock and $2.0 million was paid to Oncometrics for newly issued Oncometrics stock. Oncometrics is developing an automated instrument designed to capture and analyze images from microscope slides that have been stained using Oncometrics' proprietary staining method. Prototypes of the Oncometrics instrument have been developed which are capable of isolating small variations in cell nucleus DNA, which can assist the cytotechnologist in detecting lung cancer in an early stage of development. The Company believes that the Oncometrics technology may potentially have applications in the early detection of cervical cancer as well.

      On October 15, 1996, the Company also acquired all the outstanding shares of common stock (the "RADCO Stock") of RADCO Ventures, Inc., a Delaware corporation ("RADCO"), and retired approximately $1.2 million in aggregate principal amount of certain promissory notes sold by RADCO to its initial investors (the "RADCO Notes") at an aggregate cost to the Company of approximately $1.4 million in cash (the "RADCO Acquisition"). RADCO was formed in March 1996, for the purpose of developing a diagnostic microbiology test panel and automated reading instrument known as the FluoreTone 48. RADCO was initially capitalized through private placements of units consisting of an aggregate of 400,000 shares of RADCO Stock, the RADCO Notes and warrants to purchase an aggregate of 687,500 shares of the Company's Common Stock, with a weighted average exercise price of $3.73 per share. In consideration for issuance of such warrants, the Company received 10% of the outstanding RADCO Stock.

      Effective on November 15, 1996, RADCO, which became a wholly-owned subsidiary of the Company upon consummation of the RADCO Acquisition, was merged with and into the Company pursuant to a Merger Agreement between the Company and RADCO. At the effective time of the Merger, the Company assumed all the assets, rights and liabilities of RADCO which ceased to exist as a separate corporate entity.

BACKGROUND

      The Company was incorporated in California in June 1988 under the name Alamar Biosciences, Inc. Prior to December 29, 1995, the Company was engaged in developing, manufacturing and marketing microbiology products, including alamarBlue and certain diagnostic test kits under the name Alamar. AccuMed, Inc., an Illinois corporation, was formed in February 1994 and was engaged in researching and developing cytopathology products. Effective January 1995, AccuMed, Inc. acquired the Sensititre microbiology business by purchasing certain assets of a division of Radiometer America, Inc. and purchasing from Radiometer (UK) Limited all of the shares of Sensititre Limited, an English registry company (renamed AccuMed International Limited, "Sensititre," and collectively, such businesses are referred to as "AccuMed, Inc."). On December 29, 1995, AccuMed, Inc. merged with and into the Company (the "Merger"). The Company then changed its name to AccuMed International, Inc., reincorporated under Delaware law and changed its fiscal year end from September 30 to December
31. The Company is currently seeking to enter into an agreement pursuant to which a third party would manufacture the Company's Alamar microbiology products, other than alamarBlue. However, there can be no assurance that such an agreement can be reached. If such an agreement is not reached, the Company intends to cease manufacturing such products.

      The Company's principal executive offices are located at 900 North Franklin Street, Suite 401, Chicago, Illinois 60610, and its telephone number is
(312) 642-9200.

                                 THE OFFERING

Securities offered............   9,767,774 shares of Common Stock offered by the
                                 Selling Securityholders.
Common Stock outstanding
  after the Offering (1)......   23,930,344 shares (which assumes the exercise
                                 of Warrants and Stock Options to acquire
                                 1,946,174 Underlying Shares to be sold in the Offering).

Use of Proceeds...............   The Company will not receive any proceeds from
                                 the sale of the Common Stock by the Selling
                                 Securityholders. Proceeds to the Company
                                 pursuant to warrant exercises by the Selling
                                 Securityholders, estimated to be approximately
                                 $3,850,000 if all the Underlying Shares are
                                 issued pursuant to cash exercises of the
                                 Warrants and Stock Options, will be used by the
                                 Company for general corporate purposes,
                                 including research and development, sales and
                                 marketing, manufacturing equipment and
                                 facilities and working capital.
Nasdaq National
 Market Symbol................   ACMI


(1) Based upon shares outstanding at December 12, 1996, of which (i) 940,955 shares are subject to forfeiture if certain specified earnings per share or stock price performance thresholds are not met during 1997; (ii) 69,308 shares are subject to forfeiture if the Company is unable through August 1997 to perfect and maintain rights free of liens in certain recently acquired patents; and (iii) 116,000 shares are subject to forfeiture if certain milestones under a microbiology product development agreement are not achieved. Excludes: (i) an aggregate of 5,912,605 shares reserved for issuance upon exercise of warrants outstanding at December 12, 1996, with a weighted average exercise price of $3.21 per share; (ii) an aggregate of 1,780,678 shares reserved for issuance upon the exercise of stock options outstanding at December 12, 1996, including options to purchase 283,666 shares the granting of which is subject to stockholder approval of an amendment increasing the shares available under the 1995 Stock Option Plan, with a weighted average exercise price of $2.55 per share; and (iii) an aggregate of 401,575 shares reserved for issuance upon exercise of options available for future grant under the Company's stock option plans, including 216,334 shares the reservation of which is subject to stockholder approval of such amendment.

RISK FACTORS

    The statements that are not historical facts or statements of current status contained in this Prospectus are forward-looking statements (as defined in the Private Securities Litigation Reform Act of 1995) (the "Reform Act") that involve risks and uncertainties, including, but not limited to, the risks set forth in "Risk Factors." Actual results may differ materially. The decision of whether to make an investment in the Common Stock involves an analysis of certain risks, including but not limited to, the risk factors set forth in this Prospectus. Each potential investor is urged to carefully consider the risks inherent in the Company's significant and continuing operating losses, the regulatory environment in which the Company operates, and the volatility of the Company's stock price. See "Risk Factors."

                                 RISK FACTORS

         An investment in the shares of Common Stock offered hereby involves a high degree of risk. Prospective investors should carefully consider the following risk factors, in addition to the other information in this Prospectus. Special Note: Certain statements set forth below constitute "forward-looking statements" within the meaning of the Reform Act. See "Special Note Regarding Forward-Looking Statements" on page 2 for additional factors relating to such statements.

      LIMITED RELEVANT OPERATING HISTORY; SIGNIFICANT OPERATING LOSSES; ACCUMULATED DEFICIT; SUBSTANTIAL COSTS OF INTEGRATION AND CONSOLIDATION; UNCERTAINTY OF PROFITABILITY. The Company was formed in 1988 under the name Alamar Biosciences, Inc. and was engaged primarily in research and development of microbiology products based on the alamarBlue technology. Prior to the Merger, the Company never realized any significant revenues from product sales. AccuMed, Inc. was incorporated in February 1994 and, effective January 1995, acquired the Sensititre microbiology business. Until such acquisition, AccuMed, Inc. had no revenues and operations consisted of a limited amount of cytopathology research and development. Accordingly, although the Sensititre business had a significant operating history and revenues from sales, AccuMed, Inc., as a separate entity, had very limited operating history prior to the Merger. Upon consummation of the Merger, the operations of the Company and AccuMed, Inc. were combined, and the Company began to develop, manufacture and sell both the alamarBlue and the Sensititre microbiology products and recently began to commercialize certain AccuMed cytopathology products. Thus, the Company has a limited relevant operating history upon which an evaluation of its prospects can be made. Such prospects must be considered in light of the risks, expenses and difficulties frequently encountered in establishing a new business in a continually evolving industry with an increasing number of market entrants and intense competition as well as the risks, expenses and difficulties encountered in the shift from development to commercialization of new products based on innovative technology.

        The Company has incurred significant net operating losses in each fiscal quarter since its inception. For the fiscal years ended September 30, 1994 and 1995, and for the transition period ended December 31, 1995, and the nine months ended September 30, 1996, the Company's net losses were approximately $3.1 million, $3.8 million, $5.7 million and $5.9 million, respectively. Losses for the fiscal years ended September 30, 1994 and 1995 and for the transition period ended December 31, 1995 relate solely to the Company's operations prior to the Merger. As of September 30, 1996, the Company had an accumulated deficit of approximately $28.6 million. Losses are expected to continue for the foreseeable future until such time, if ever, as the Company is able to attain sales levels sufficient to support its operations. There can be no assurance that the Company will be able to implement successfully its operating strategy, generate increased revenues or ever achieve profitable operations. See "- Uncertainty of Market Acceptance and Initial Investment in Cytopathology Products."

      UNCERTAINTY OF MARKET ACCEPTANCE AND INITIAL INVESTMENT IN CYTOPATHOLOGY PRODUCTS. The Company has generated limited revenues from the sale of its cytopathology products to date. The Company's success, growth and profitability will depend primarily on market acceptance of the AcCell Series 2000 and the TracCell 2000, if cleared for marketing by the FDA and other applicable regulatory authorities, for use in connection with cervical cancer screening by cytopathology laboratories. Market acceptance will depend on the Company's ability to demonstrate to such laboratories that the limitations associated with conventional Pap smear screening and analysis can be cost effectively addressed by its products. There can be no assurance that the Company can demonstrate that the high initial cost of equipping existing laboratories with the AcCell Series 2000 and the TracCell 2000, if cleared for marketing by the FDA and other applicable regulatory authorities, will be offset by a reduction in costs associated with increased efficiency and decreased malpractice liability risks resulting from more accurate diagnoses, better data management capability and better documentation of slide review procedures. The Company believes that many clinical laboratories offer Pap smear tests at lower gross margins than other tests in order to receive orders for other, higher margin, laboratory tests. As a result, clinical laboratories may be reluctant or unwilling to accept the additional costs related to installing and utilizing the AcCell Series 2000 and the TracCell 2000. Furthermore, clinical laboratories have recently been presented with a variety of new products claimed to improve the cervical cancer screening process either through changing the slide preparation method, automating the re-examination or rescreening of conventional specimens previously diagnosed as negative or rescreening such specimens using reagents to detect certain RNA/DNA hybrid cells claimed to indicate the presence of cervical cancer. This proliferation of competing claims, products and approaches to cervical cancer screening may cause market confusion which could result in a laboratory maintaining its current equipment and practices or delaying a decision of whether to purchase the Company's products or a competing product. See "- Technological Change and Competition."

      LIMITED NUMBER OF CUSTOMERS. Due in part to a recent trend toward consolidation of clinical laboratories, the Company expects that the number of potential domestic customers for its cytopathology products will decrease. Due to the relative size of the largest U.S. laboratories, it is likely that a significant portion of the sales of the AcCell Series 2000 and the TracCell 2000, if cleared for marketing by the FDA and other applicable regulatory authorities, will be concentrated among a relatively small number of customers. In order to promote acceptance in the market, the Company will need to foster an awareness of and acceptance by these potential customers of the AcCell Series 2000 and the TracCell 2000 and of the benefits of such systems over current methods. The Company's dependence on sales to large laboratories may strengthen the purchasing leverage of these potential customers. There can be no assurance that the Company will be successful in selling its products, or that any such sales will result in sufficient revenue to allow the Company to become profitable.

        DELAYED OR UNSUCCESSFUL PRODUCT DEVELOPMENT. The Company's growth and profitability will depend, in part, upon its ability to complete development of and successfully introduce new products, including the TracCell 2000. The Company will likely be required to undertake time-consuming and costly development activities and seek regulatory approval for new products. There can be no assurance that the Company will not experience difficulties that could delay or prevent the successful development, introduction and marketing of new products, that regulatory clearance or approval of these or any new products will be granted on a timely basis, if ever, or that the new products will adequately meet the requirements of the applicable market or achieve market acceptance. The completion of the development of any of the Company's products under development remains subject to all the risks associated with the commercialization of new products based on innovative technologies, including unanticipated technical or other problems, manufacturing difficulties and the possible insufficiency of the funds allocated for the completion of such development, which could result in a change in the design, delay in the development or the abandonment of such products. Consequently, there can be no assurance that any of the Company's products under development will be successfully developed or manufactured or, if developed and manufactured, that such products will meet price or performance objectives, be developed on a timely basis or prove to be as effective as competing products. The inability to successfully complete development of a product or application, or a determination by the Company, for financial, technical or other reasons, not to complete development of any product or application, particularly in instances in which the Company has made significant capital expenditures, could have a material adverse effect on the Company's business, financial condition and results of operations and could cause the Company to reassess its business strategy. Such reassessment could lead to changes in the Company's overall business plan, including the relative emphasis on current, as well as future, products. See "- Government Regulation."

        LIMITED SALES, MARKETING AND DISTRIBUTION EXPERIENCE; DEPENDENCE ON THIRD PARTY DISTRIBUTORS. In order for the Company to increase revenues and achieve profitability, the Company's products, particularly its current and proposed cytopathology products, must achieve a significant degree of market acceptance. The Company has only limited experience marketing and selling its cytopathology products. The Company intends to distribute its cytopathology and human, clinical microbiology products primarily through a limited number of distributors. The Company has only recently entered into its current distribution arrangements. With respect to cytopathology products, the Company has entered into an exclusive, three year distribution agreement for North, Central and South America (the "Olympus Territory") with Olympus America. With respect to human, clinical microbiology products marketed under the Sensititre trade name, the Company has entered into an exclusive, four year distribution agreement for the United States with CMS. The Company will be required to enter into additional distribution arrangements in order to achieve broad distribution of its products. There can be no assurance that the Company will be able to maintain the distribution arrangements with Olympus America or CMS or that the Company will be able to enter into and maintain arrangements with additional distributors on acceptable terms, or on a timely basis, if ever. The Company will be dependent upon these distributors to assist it in promoting market acceptance of and demand for its products. In addition, because the Company intends to rely on a limited number of distributors, sales to these distributors could account for a significant portion of the Company's revenues. There can be no assurance that these distributors will devote the resources necessary to provide effective sales and marketing support to the Company. In addition, the Company's distributors may give higher priority to the products of other medical suppliers or their own products, thus reducing their efforts to sell the Company's products. If any of the Company's distributors becomes unwilling or unable to promote, market and sell its products, the Company's business, financial condition and results of operations would be materially adversely affected. Further, Olympus America is the exclusive distributor of the AcCell Series 2000 and, if cleared for marketing by the FDA and other regulatory agencies, the TracCell 2000 in the Olympus Territory and CMS is the exclusive distributor of the Sensititre microbiology products in the United States, and other distributors also may be granted exclusive distribution rights. To the extent any exclusive distributor fails to adequately promote, market and sell the Company's products, the Company may not be able to secure a replacement distributor until after the term of the distribution contract is complete or until such contract can otherwise be terminated.

     TECHNOLOGICAL CHANGE AND COMPETITION. The Company's AcCell Series 2000 currently faces and the TracCell 2000, if cleared for marketing by the FDA and other applicable regulatory authorities, will face competition from companies that have developed or may be developing competing systems. The Company believes that many of the Company's existing and potential competitors possess substantially greater financial, marketing, sales, distribution and technical resources than the Company, and more experience in research and development, clinical trials, regulatory matters, manufacturing and marketing. The Company is aware of two companies that currently market imaging systems to re-examine or rescreen conventional Pap smear specimens previously diagnosed as negative as well as two companies that are developing devices for the preparation and analysis of Pap smear slides. The Company is aware that at least one such company has submitted an imaging system for use as a primary means of screening Pap smear slides under a pre-market approval application (a "PMA") to the FDA under the United States Food, Drug and Cosmetic Act (the "FD&C Act"). Another company markets a manual rescreening test claimed to detect the presence of cervical cancer using reagents to detect certain RNA/DNA hybrid cells. If any company currently marketing rescreening products receives FDA clearance or approval for use of its product as a primary screening system to replace or work in conjunction with conventional Pap smear screening or if automated analysis systems are developed and receive FDA clearance or approval, the use of conventional Pap smear screening could be substantially affected and the

Company's business, financial condition and results of operations could be materially adversely affected.

        The market for the Company's current and, if developed, proposed microbiology products is highly competitive, and the Company competes with numerous well-established foreign and domestic companies, most of which possess substantially greater financial, technical, marketing, personnel and other resources than the Company and have established reputations for success in the development, sale and service of manual and/or automated in vitro diagnostic testing products. A significant portion of the MIC/ID testing market in the United States is controlled by two companies, MicroScan, Inc., a wholly-owned subsidiary of Dade International, Inc. ("MicroScan"), and bioMerieux Vitek, a division of bioMerieux, a French company ("bioMerieux Vitek"). Difco Laboratories, Inc. ("Difco") has been issued a U.S. patent covering technology related to the alamarBlue technology covered in one of the Company's patents. There can be no assurance that Difco, which has substantially greater resources and experience in research, development, manufacturing and marketing than the Company, will not use its patented technology to develop products that will compete directly with the Company's microbiology products.

        The medical diagnostics industry is characterized by rapid product development and technological advances. There can be no assurance that other technologies or products that are functionally similar to those of the Company are not currently available or under development, or that other companies with expertise and resources that would encourage them to attempt to develop and market competitive products will not develop new products that compete directly with the Company's products. The Company's products could be rendered obsolete or uneconomical by the introduction and market acceptance of competing products, technological advances of the Company's current or potential competitors, or by other approaches. There can be no assurance that the Company will be able to compete successfully against current or future competitors or that competition, including the development and commercialization of new products and technology, will not have a material adverse effect on the Company's business, financial condition and results of operations.

        GOVERNMENT REGULATION. The Company's products and manufacturing processes are regulated by state and federal authorities, including the FDA and comparable authorities in certain states and other countries. Failure to comply with the FD&C Act and applicable regulatory requirements can result in, among other things, civil and criminal fines, product recalls, detentions, seizures, injunctions and criminal prosecutions.

        United States regulatory requirements promulgated under the FD&C Act provide that many of the Company's products may not be shipped in interstate commerce without prior authorization from the FDA. Such authorization is based on a review by the FDA of a product's safety and effectiveness for its intended uses. Medical devices may be authorized by the FDA for marketing either pursuant to a pre-market notification under Section 510(k) of the FD&C Act (a "510(k) Notification") or a PMA under the FD&C Act. The process of obtaining clearances or approvals from the FDA and other applicable regulatory authorities can be expensive, uncertain and time consuming, frequently requiring several years from the commencement of clinical trials or submission of data to the receipt of regulatory approval.

        A 510(k) Notification, among other things, requires an applicant to show that its products are "substantially equivalent" in terms of safety and effectiveness to existing products that are currently permitted to be marketed in the United States. An applicant is permitted to begin marketing a product in the United States as to which it has submitted a 510(k) Notification at such time as the FDA issues a written finding of substantial equivalence. Requests for additional information may delay the market introduction of certain of an applicant's products and, in practice, initial clearance of products often takes substantially longer than the FDA pre-market notification review period of 90 days.
        A PMA consists of the submission to the FDA of information sufficient to establish independently that a device is safe and effective for its intended use. A PMA must be supported by extensive data, including preclinical and clinical trial data, as well as extensive literature to prove the safety and effectiveness of the device. By statute, the FDA is required to respond to a PMA within 180 days from the date of its submission; however, the approval process usually takes substantially longer, often as long as several years. During the review period, the FDA may conduct extensive reviews of the Company's facilities, deliver multiple requests for additional information and clarifications and convene advisory panels to assist in its determination.

        FDA clearances and approvals, if granted, may include significant limitations on the intended uses for which a product may be marketed. FDA enforcement policy strictly prohibits the promotion of cleared or approved medical devices for non-approved or "off-label" uses. In addition, product clearances or approvals may be withdrawn for failure to comply with regulatory standards or the occurrence of unforeseen problems following initial marketing.

        Under current interpretation of FDA regulations, marketing of the AcCell Series 2000 in the United States does not require FDA clearance or approval. Marketing of the TracCell 2000 in the United States, however, does require pre-marketing clearance or approval by the FDA. The Company has completed clinical trials of the TracCell 2000 and in November 1996 filed a 510(k) Notification with the FDA seeking such clearance. There can be no assurance that the FDA will clear the TracCell 2000 for marketing in the United States on a timely basis, if ever.

        Under current interpretation of FDA regulations, marketing of the Company's MIC/ID microbiology products in the United States requires FDA clearance through the 510(k) Notification process. With respect to the Company's MIC/ID testing products, 510(k) Notifications must be filed and cleared with respect to each antibiotic used. The Company may submit applications to add individual antibiotics to those previously cleared as the market warrants. However, there can be no assurance that clearances will continue to be obtained or that obtained clearances will not be withdrawn.

        At the current time, alamarBlue is marketed for use in the industrial and research markets and therefore does not require FDA clearance or approval. The FDA could change its interpretation of the regulations and require a 510(k) Notification or PMA submission which, if pursued, may not be cleared or approved or, if approved, may contain significant limitations on the intended uses for which the product is marketed.

        Marketing in the United States of the Company's products under development may require additional FDA clearances or approvals. For example, the Company's proposed automated pre-screening specimen mapping workstation, the TracCell 2500, if developed, may not be sold in the United States unless and until the Company has obtained FDA clearance or approval, either through a 510(k) Notification or a PMA. In addition, marketing in the United States of the Company's proposed KB Reader and other proposed microbiology products, if developed, is likely to require FDA clearance through 510(k) Notifications. The Company is currently conducting research and development with respect to such products and has not yet begun clinical trials. There can be no assurance that any such products will be developed or, if developed, that such products will be cleared or approved for marketing by the FDA or other applicable regulatory authorities or, if such clearance or approval is received, that it will not be withdrawn.

        Sales of medical devices outside the United States are subject to foreign regulatory requirements that vary from country to country. The time required to obtain approval by a foreign country may be longer or shorter than that required for FDA clearance or approval, and the requirements may differ. Export sales of certain devices that have not received FDA marketing clearance or approval generally are subject to both FDA export permit requirements and, in some cases, general U.S. export regulations. In order to obtain a FDA export permit, the Company may be required to provide the FDA with documentation from the medical device regulatory authority of the country in which the purchaser is located. No assurance can be given that foreign regulatory approvals will be granted on a timely basis, if ever, or that the Company will not be required to incur significant costs in obtaining or maintaining its foreign regulatory approvals.

        The Company intends to seek qualification for its international manufacturing operations under the International Standards Organization ("ISO") 9001 Series of Standards, and is seeking the "CE" mark for the AcCell Series 2000 and proposed products. The CE mark is recognized by countries that are members of the European Union and the European Free Trade Association and, effective in 1998, will be required to be affixed to all medical devices sold in the European Union. The AcCell Series 2000 is expected to be certified as complying with CE mark requirements upon completion of the CE mark qualification process which is underway; however, no assurance can be given that the Company will obtain the CE mark for the AcCell Series 2000 or any proposed products or satisfy ISO 9001 standards, or that any product that the Company may develop or commercialize will obtain the CE mark or will obtain any other required regulatory clearance or approval on a timely basis, if ever.

        The Company is subject to certain FDA registration, record-keeping and reporting requirements, and most of the Company's manufacturing facilities are obligated to follow FDA Good Manufacturing Practice ("GMP") regulations and are subject to periodic FDA inspection. Any failure to comply with GMP regulations or any other FDA or other government regulations could have a material adverse effect on the Company's business, financial condition and results of operations.

        In July 1996, the Company received from the FDA a warning letter regarding certain procedures used in connection with the manufacture of its microbiology products at the Sensititre facility in the United Kingdom. In such letter, the FDA stated that the Company manufactured sterile products at such facility and was not in compliance with GMP regulations relating to the manufacture of sterile products. On August 7, 1996, the Company submitted a written response to the FDA asserting that the products manufactured at the Sensititre facility are not sterile. The FDA has acknowledged in writing that the products are not represented as sterile and accepted the Company's GMP responses as adequate. The FDA has indicated that it will verify the Company's implementation during its next inspection and that import of the Company's devices will be permitted to continue.

        Federal, state and foreign regulations regarding the manufacture and sale of healthcare products and diagnostic devices are subject to future change. The Company cannot predict what material impact, if any, such changes might have on its business. Future changes in regulations or enforcement policies could impose more stringent requirements on the Company, compliance with which could adversely affect the Company's business. Such changes may relax certain requirements, which could prove beneficial to the Company's competitors and thus adversely affect the Company's business. In addition, regulations of the FDA, including GMP regulations, and state and foreign laws and regulations, depend heavily on administrative interpretations, and there can be no assurance that future interpretations made by the FDA, or other applicable regulatory authorities, with possible retroactive effect, will not adversely affect the Company. See
"- Technological Change and Competition."

        In addition to the regulations directly pertaining to the Company and its products, many of the Company's existing and potential customers are subject to extensive regulation and governmental oversight. Regulatory changes in the healthcare industry that adversely affect the business of the Company's customers could have a material adverse effect on the Company's business, financial condition and results of operations.

        There can be no assurance that the Company will be able to obtain necessary regulatory approvals or clearances in the United States or internationally on a timely basis, if ever. Delays in the receipt of, or failure to receive, such approvals or clearances, the loss of previously received approvals or clearances, or failure to comply with existing or future regulatory requirements would have a material adverse effect on the Company's business, financial condition and results of operations.

      DEPENDENCE ON KEY EMPLOYEES. The Company believes that its success will depend to a significant extent upon the efforts and abilities of a small group of executive, scientific and marketing personnel, and in particular on Peter P. Gombrich, the Company's Chairman of the Board, Chief Executive Officer and President. The loss of the services of one or more of these key personnel could have a material adverse effect on the Company's business, financial condition and results of operations. In addition, the Company's future success will depend upon its ability to continue to attract and retain qualified scientific and management personnel who are in great demand. There can be no assurance that the Company will be successful in attracting and retaining such personnel.

      PROTECTION OF INTELLECTUAL PROPERTY. The Company relies on a combination of patents, licensing arrangements, trade names, trademarks, trade secrets, know-how and proprietary technology and policies and procedures for maintaining the secrecy of trade secrets, know-how and proprietary technology in order to secure and protect its intellectual property rights. The Company has been issued a Great Britain patent and has filed or been assigned ten U.S. patent applications (one of which has been abandoned) and eight foreign patent applications covering certain aspects of its cytopathology products. The Company has been issued two U.S. patents and has filed or been assigned two U.S. patent applications, one Japanese patent application and one Canadian patent application related to its microbiology products. Additional U.S. and foreign patent applications covering the Company's cytopathology products are being prepared. The Company holds certain licenses on several U.S. and foreign patents and other intellectual property rights regarding aspects of the technology embodied in the Sensititre product line and is the licensee of certain automated cell analysis technology. The Company holds a U.S. patent and has received a notice of intent to grant a related European patent with respect to a portion of the alamarBlue microbiology technology.

        None of the Company's pending patent applications have been granted as of the date of this Prospectus, and there can be no assurance that any such patent application will result in an issued patent. The Company may, in the future, file additional patent applications; however, there can be no assurance that the Company will be successful in obtaining approval of any future patent applications it files with respect to its technologies. In addition, since patent applications in the United States are maintained in secrecy until patents issue, and since publications of discoveries in the scientific or patent literature tend to lag behind actual discoveries by several months, the Company cannot be certain that the Company or other relevant patent application filer was the first creator of inventions covered by pending patent applications or that such persons were the first to file patent applications for such inventions.

        There also can be no assurance that any patents, patent applications and patent licenses will adequately cover the Company's technologies. Protection relating to portions of such technologies may be challenged or circumvented by competitors, and other portions may be in the public domain or protectable only under state trade secret laws.

        The Company owns two U.S. trademark registrations for the trademark "Sensititre," has filed U.S. trademark applications for the trademarks "AcCell," "MacCell," "FluoreTone," "SpeciFind," "Relational Cytopathology Review Guide," "MacroVision" and "TracCell" and is currently preparing one more trademark application for filing. The Company may file additional U.S. and foreign trademark applications in the future. However, no trademark registrations have yet been granted to the Company, and there can be no assurance that any such registrations will be granted. In addition, there can be no assurance that third parties have not or will not adopt or register marks that are the same or substantially similar to those of the Company, or that such third parties will not be entitled to use such marks to the exclusion of the Company. Selecting new trademarks to resolve such situations could involve significant costs, including the loss of goodwill already gained by the marks previously used.

        The Company relies for protection of its trade secrets, know-how and proprietary technology on nondisclosure and confidentiality agreements with its employees, consultants, distributors, suppliers, researchers and advisors. There can be no assurance that such agreements will provide meaningful protection for the Company's trade secrets, know-how or proprietary technology in the event of any unauthorized use or disclosure of such information. In addition, others may obtain access to, or independently develop, technologies or know-how similar to that of the Company.

        There can be no assurance that the Company's patents, patent applications, patent licenses, trademarks and trade secret protections will adequately protect the Company from potential infringement or misappropriation by third parties. Historically, the Company has been required to undertake costly litigation to enforce its intellectual property rights. Although the Company is not currently aware of any potential infringement, future litigation by the Company may be necessary to enforce its patent rights, as well as to protect its trade secrets, know-how and proprietary technology, or to determine the scope and validity of the proprietary rights of others. Any such litigation could result in substantial cost to and diversion of effort by the Company.

        The Company's success will also depend on its ability to avoid infringement of patent or other proprietary rights of others. The Company is not aware that it is infringing any such rights of a third party, nor is it aware of proprietary rights of others for which it will be required to obtain a license in order to develop its products. However, there can be no assurance that the Company is not infringing the proprietary rights of others, or that the Company will not be required to defend itself against claimed infringement of the rights of others. Adverse determinations in any such litigation could subject the Company to significant liability to third parties, could require the Company to seek licenses from third parties and could prevent the Company from manufacturing, selling or using certain of its products or technologies, any of which could have a material adverse effect on the Company.

      POTENTIAL FLUCTUATIONS IN FUTURE QUARTERLY RESULTS. The Company expects that its operating results will fluctuate significantly from quarter to quarter in the future and will depend on various factors, many of which are outside the Company's control. These factors include the success of the marketing efforts of the Company and its distribution partners, the likelihood, timing and costs associated with obtaining necessary regulatory clearances or approvals, the timing and level of expenditures associated with expansion of sales and marketing activities and overall operations, the Company's ability to cost effectively expand manufacturing capacity and maintain consistently acceptable yields, the timing of establishment of strategic distribution arrangements and the success of the activities conducted under such arrangements, changes in demand for the Company's products, order cancellations, competition, changes in government regulation and other factors, the timing of significant orders from and shipments to customers, and general economic conditions. These factors are difficult to forecast, and these or other factors could have a material adverse effect on the Company's business, financial condition and results of operations.

        Fluctuations in quarterly demand for products may adversely affect the continuity of the Company's manufacturing operations, increase uncertainty in operational planning, disrupt cash flow from operations and increase the volatility of the Company's stock price. The Company's expenditures are based in part on the Company's expectations as to future revenue levels and to a large extent are fixed in the short term. If revenues do not meet expectations, the Company's business, financial condition and results of operations could be materially adversely affected. The Company believes that period to period comparisons of its operating results are not necessarily meaningful and should not be relied upon as indications of future performance. As a result of the foregoing factors, it is likely that in some future quarter the Company's revenue or operating results will be below the expectations of public market analysts and investors. In such event, the price of the Company's Common Stock could be materially adversely affected.

        Additionally, if specified earnings per share or stock price performance thresholds are met during 1997, contingencies will be satisfied with respect to 940,955 shares of Common Stock and warrants to purchase 63,472 shares of Common Stock issued in connection with the Merger and an amount equal to the fair market value of such securities at the date on which such contingencies are satisfied is expected to be recorded as goodwill and amortized over ten years. Under the terms of the Agreement and Plan of Reorganization relating to the Merger (the "Merger Agreement"), such contingencies will be satisfied if, during 1997, (i) earnings, on a fully diluted basis, exceed $0.03 per share of Common Stock or (ii) the fair market value of the Common Stock equals or exceeds $2.50 per share for a period of 45 consecutive trading days. Furthermore, the Company acquired a two-thirds equity interest in Oncometrics for approximately $4.0 million in cash. It is expected that the allocation of the purchase price payable in connection with the Oncometrics Acquisition will include approximately $1.6 million of acquired in-process research and development and approximately $1.1 million of purchased technology. The purchased technology is expected to be amortized over the expected useful life of such technology, currently anticipated to be ten years, with the acquired in-process research and development expensed in the Company's consolidated statement of operations as a non-cash charge against operations in the period of acquisition. The Company has also acquired the remaining outstanding shares of Common Stock of RADCO and retired approximately $1.2 million in aggregate principal amount of RADCO Notes at an aggregate cost to the Company of approximately $1.4 million in cash. Approximately $800,000 of the purchase price payable in connection with the RADCO Acquisition has been allocated to acquired in-process research and development and charged against operations in the Company's consolidated statement of operations in the period of acquisition, the fourth quarter of 1996. To the extent that the accounting treatments described above change, the Company's reported results of operations may be adversely affected. In addition, if the Company determines in accordance with its existing accounting policy that the undiscounted future operating cash flows from its operations are insufficient to support the aggregate amount of its unamortized goodwill, the Company will be required to reflect an impairment charge in the amount of unrecoverable goodwill against then current earnings.

     SIGNIFICANT CAPITAL REQUIREMENTS; POSSIBLE NEED FOR ADDITIONAL CAPITAL. The Company has and intends to continue to expend substantial funds for research and product development, scale-up of cytopathology manufacturing capacity, reduction of accounts payable, possible acquisitions, and other working capital and general corporate purposes. Although the Company believes that existing cash balances, interest thereon and internally generated funds will be sufficient to finance the Company's projected operations through at least the next twelve months, there can be no assurance to that effect. The Company's future liquidity and capital requirements will depend upon numerous factors, including the costs and timing of expansion of manufacturing capacity, the costs, timing and success of the Company's product development efforts, the costs and timing of potential acquisitions, the extent to which the Company's existing and new products gain market acceptance, competing technological and market developments, the progress of commercialization efforts by the Company and its distributors, the costs involved in preparing, filing, prosecuting, maintaining, enforcing and defending patent claims and other intellectual property rights, developments related to regulatory and third party reimbursement matters, including the Clinical Laboratory Improvement Amendments of 1988 ("CLIA"), and other factors. If additional financing is needed, the Company may seek to raise additional funds through public or private financings, collaborative relationships or other arrangements. The Company currently has no commitments with respect to sources of additional financing, and there can be no assurance that any such financing sources, if needed, would be available to the Company or that adequate funds for the Company's operations, whether from the Company's revenues, financial markets, collaborative or other arrangements with corporate partners or from other sources, will be available when needed or on terms satisfactory to the Company. The failure of the Company to obtain adequate additional financing may require the Company to delay, curtail or scale back some or all of its research and development programs, sales and marketing efforts, manufacturing operations, clinical studies and regulatory activities and, potentially, to cease its operations. Any additional equity financing may involve substantial dilution to the Company's then-existing stockholders.

      NEED TO MANAGE EXPANDING OPERATIONS. The Company will be required to expand its operations, particularly in the areas of sales and marketing and manufacturing. Such expansion will likely result in new and increased responsibilities for management personnel and place significant strain upon the Company's management, operating and financial systems and resources. To accommodate any such growth and compete effectively, the Company may be required to implement and/or improve its information systems, procedures and controls, and to expand, train, motivate and manage its work force. The Company's future success will depend to a significant extent on the ability of its current and future management personnel to operate effectively, both independently and as a group. There can be no assurance that the Company's personnel, systems, procedures and controls will be adequate to support the Company's future operations. Any failure to implement and improve the Company's operational, financial and management systems or to expand, train, motivate or manage employees as required by future growth, if any, could have a material adverse effect on the Company's business, financial condition and results of operations.

      RISK OF LITIGATION; RISK OF PRODUCT RECALLS; POTENTIAL UNAVAILABILITY OF INSURANCE. Commercial screening of Pap smear tests has been characterized by significant malpractice litigation. The Company faces a risk of exposure to product liability, errors and omissions or other claims if the use of its AcCell Series 2000 or any future potential products, including the TracCell 2000, is alleged to have contributed to or resulted in a false negative diagnosis. While neither the AcCell Series 2000 nor the TracCell 2000 is purported to offer any clinical diagnosis, there can be no assurance that the Company will avoid significant litigation. The Company also faces the possibility that defects in designs or manufacture of its products could result in product recall.

        The Company currently maintains a product liability insurance policy providing maximum coverage of $10.0 million and per occurrence coverage of $10.0 million. The medical device industry in general has experienced increasing difficulty in obtaining and maintaining reasonable product liability coverage, and substantial increases in insurance premium costs in many cases have rendered coverage economically impractical. There can be no assurance that the Company's existing product liability insurance will be adequate or continue to be available, or that additional product liability insurance will be available to the Company when needed or at a reasonable cost. An inability to maintain insurance at acceptable costs or otherwise protect against potential product liability could prevent or inhibit the continued commercialization of the Company's products. In addition, a product liability claim in excess of relevant insurance coverage or a product recall could have a material adverse effect on the Company's business, financial condition and results of operations.

      ENVIRONMENTAL REGULATION. The Company is subject to a variety of local, state, federal and foreign government regulations relating to the storage, discharge, handling, emission, generation, manufacture and disposal of toxic, infectious and other hazardous substances used to manufacture the Company's products. The failure to comply with current or future regulations could result in the imposition of substantial fines against the Company, suspension of production, alteration of its manufacturing processes or cessation of operations. There can be no assurance that the Company will not be required to incur significant costs to comply with any such laws and regulations in the future, or that such laws or regulations will not have a material adverse effect on the Company's business, financial condition and results of operations. Any failure by the Company to control the use, disposal, removal or storage of, or to adequately restrict the discharge of, or assist in the cleanup of, hazardous chemicals or hazardous, infectious or toxic substances could subject the Company to significant liabilities, including joint and several liability under certain statutes. The imposition of such liabilities could have a material adverse effect on the Company's business, financial condition and results of operations.

      UNCERTAINTY OF PROFITABLE CYTOPATHOLOGY MANUFACTURING. The Company has only recently developed the AcCell Series 2000 and marketing and sales of the AcCell Series 2000 have only recently begun. The Company is also currently developing the manufacturing processes for the TracCell 2000. There can be no assurance that the Company will be able to sell sufficient numbers of systems or develop volume manufacturing processes that will lead to the cost-effective manufacture of the AcCell Series 2000 or the TracCell 2000. The Company also faces the possibility that defects in designs or manufacture of its products could result in product recall.

      DEPENDENCE ON SUPPLIERS. Certain key components and raw materials used in the manufacturing of the Company's products are currently obtained from single vendors. Although the Company believes that alternative sources for such components and raw materials are available, any supply interruption in a single-sourced component or raw material would have a material adverse effect on the Company's ability to manufacture products until a new source of supply were qualified. There can be no assurance that the Company would be successful in qualifying additional sources on a timely basis, if ever. Failure to do so would have a material adverse effect on the Company's business, financial condition and results of operations. In addition, an uncorrected impurity or a supplier's variation in a raw material, either unknown to the Company or incompatible with the Company's manufacturing process, could have a material adverse effect on the Company's ability to manufacture certain of its products.

      IMPACT OF MEDICARE, MEDICAID AND OTHER THIRD PARTY REIMBURSEMENT. In the United States, some Pap smear screenings and MIC/ID tests are currently paid for by the patient directly, and the level of reimbursement by third party payers that do provide reimbursement varies considerably. Third party payers (Medicare/Medicaid, private health insurance, health administration authorities in foreign countries and other organizations) may affect the demand, pricing or relative attractiveness of the Company's products and services by regulating the frequency and maximum amount of reimbursement for Pap smear screening and MIC/ID testing provided by such payers or by not providing any reimbursement at all.

Restrictions on reimbursement for Pap smear screening and MIC/ID testing may limit the price that the Company can charge for its products or reduce the demand for them. In addition, if the level of reimbursement provided by Medicare and Medicaid is significantly below the amount laboratories and hospitals charge patients to perform Pap smear screening and MIC/ID testing, respectively, the size of the potential market available to the Company may be reduced. There can be no assurance that the level of reimbursement for Pap smear screening and MIC/ID testing will achieve, or be maintained at, levels necessary to permit the Company to generate substantial revenues or be profitable.

        In the international market, reimbursement by private third party medical insurance providers, including governmental insurers and providers, varies from country to country. In certain countries, the Company's ability to achieve significant market penetration may depend upon the availability of third party or governmental reimbursement.

      UNCERTAINTY AND POSSIBLE NEGATIVE EFFECTS OF HEALTH CARE REFORM. The health care industry is undergoing fundamental changes that are the result of political, economic and regulatory influences. In the United States, comprehensive programs have been proposed that seek to control the escalation of health care expenditures within the economy. Reforms that have been, and may be, considered include controls on health care spending through limitations on the increase in private health insurance premiums and Medicare and Medicaid spending, the creation of large insurance purchasing groups and other fundamental changes to the health care delivery system. Health care reform could, for example, result in a reduction in the recommended frequency of Pap smear screening or limitations on reimbursement which would likely reduce the demand for the Company's cytopathology products. Demand for the Company's MIC/ID products could be similarly affected. The Company anticipates that Congress and state legislatures will continue to review and assess cost containment measures, alternative health care delivery systems and methods of payment, and that public debate of these issues will likely continue. Due to uncertainties regarding the outcome of health care reform initiatives and their enactment and implementation, the Company cannot predict what reforms will be proposed or adopted or the effect that such proposals or their adoption may have on the Company. There can be no assurance that future health care legislation or other changes in the administration or interpretation of government health care or third party reimbursement programs will not have a material adverse effect on the Company's business, financial condition and results of operations.

      INTERNATIONAL SALES AND OPERATIONS RISKS. The Company sells microbiology products and intends to sell its cytopathology and any future products to customers both domestically and internationally. International sales and operations may be limited or disrupted by the imposition of government controls, export license requirements, political instability, trade restrictions, changes in tariffs or difficulties in staffing and managing international operations. Foreign regulatory authorities often establish product standards different from those in the United States and any inability to obtain foreign regulatory approvals on a timely basis could have a material adverse effect on the Company's international business operations. Additionally, the Company's business, financial condition and results of operations may be adversely affected by increases in duty rates and difficulties in obtaining required licenses and permits. There can be no assurance that the Company will be able to successfully commercialize its products, or any future products, in any foreign market.

      POSSIBLE VOLATILITY OF STOCK PRICE. The market price of the shares of the Company's Common Stock, like that of the common stock of many other medical products and high technology companies, has in the past been, and is likely in the future to continue to be, highly volatile. Factors such as fluctuations in the Company's operating results, announcements of technological innovations or new commercial products by the Company or competitors, government regulation, changes in the current structure of the health care financing and payment systems, developments in or disputes regarding patent or other proprietary rights, economic and other external factors and general market conditions may have a significant effect on the market price of the Common Stock. Moreover, the stock market has from time to time experienced extreme price and volume fluctuations which have particularly affected the market prices for medical products and high technology companies and which have often been unrelated to the operating performance of such companies. These broad market fluctuations, as well as general economic, political and market conditions, may adversely affect the market price of the Company's Common Stock. In the past, following periods of volatility in the market price of a company's common stock, securities class action litigations have occurred against the issuing company. There can be no assurance that such litigation will not occur in the future with respect to the Company. Such litigation could result in substantial costs and diversion of management's attention and resources, which could have a material adverse effect on the Company's business, financial condition and results of operations. Any adverse determination in such litigation could also subject the Company to significant liabilities.

      LACK OF DIVIDENDS. The Company has never paid cash or other dividends on its Common Stock and does not anticipate paying any cash dividends on its Common Stock in the foreseeable future. See "Dividend Policy."

      AUTHORIZATION AND POTENTIAL ISSUANCE OF PREFERRED STOCK; DELAWARE ANTI-TAKEOVER LAW. The Company's Certificate of Incorporation authorizes the issuance of Preferred Stock with such designations, rights and preferences as may be determined from time to time by the Board of Directors. Accordingly, the Board of Directors is empowered, without stockholder approval, to issue Preferred Stock with dividend, liquidation, conversion, voting or other rights which could adversely affect the voting power or other rights of the holders of the Company's Common Stock. Although the Company does not currently intend to issue any shares of its Preferred Stock, in the event of issuance, such shares could be utilized, under certain circumstances, as a method of discouraging, delaying or preventing a change in control of the Company. There can be no assurance that the Company will not, under certain circumstances, issue shares of its Preferred Stock. Furthermore, the Company may in the future adopt other measures that may have the effect of delaying, deferring or preventing a change in control of the Company. Certain of such measures may be adopted without any further vote or action by the stockholders, although the Company has no present plans to adopt any such measures. The Company is also afforded the protections of Section 203 of the Delaware General Corporation Law, which could delay or prevent a change in control of the Company, impede a merger, consolidation or other business combination involving the Company or discourage a potential acquiror from making a tender offer or otherwise attempting to obtain control of the Company.

      SHARES ELIGIBLE FOR FUTURE SALE. Sales of substantial amounts of Common Stock in the public market, or the possibility of such sales occurring, could adversely affect prevailing market prices for the Common Stock or the future ability of the Company to raise capital through an offering of equity securities. As of December 12, 1996, the Company has outstanding 21,984,170 shares of Common Stock, warrants to purchase 5,912,605 shares of Common Stock and options to purchase 1,780,678 shares of Common Stock. Of the outstanding shares, (i) 940,955 shares are subject to forfeiture if certain specified earnings per share or stock price thresholds are not met during 1997; (ii) 69,308 shares are subject to forfeiture if the Company is unable through August 1997 to perfect and maintain rights free of liens in certain recently acquired patents; and (iii) 116,000 shares are subject to forfeiture if certain milestones under a microbiology product development agreement are not achieved. As of December 12, 1996, 11,889,251 shares have been sold or are available for immediate sale in the public market pursuant to effective registration statements or exemptions from registration under the Securities Act of 1933, as amended (the "Securities Act"), subject in the case of certain holders to the limitations applicable to affiliates pursuant to Rule 144 under the Securities Act. An additional 1,733,875 shares of Common Stock that were issued in connection with the Merger will become available for immediate sale in the public market on June 30, 1997 upon the expiration of certain restrictions placed on such shares in connection with the Merger (including 380,649 of such shares currently subject to forfeiture). The directors, executive officers and certain securityholders of the Company, who hold in the aggregate 8,242,276 of the remaining outstanding shares have entered into "lock-up" agreements with Vector Securities International, Inc. and Tucker Anthony Incorporated, as representatives of the Underwriters (the "Representatives") in the public offering of Common Stock effective October 3, 1996 (the "Public Offering"). In accordance with such lock-up agreements, an aggregate of 1,584,004 shares of Common Stock will become available for immediate sale in the public market commencing 91 days after the date of the Public Offering, 1,583,997 shares will become available for immediate sale in the public market commencing 181 days after the date of the Public Offering and 5,074,275 shares (including 560,306 of such shares currently subject to forfeiture) will become available for immediate sale in the public market commencing 271 days after the date of the Public Offering, subject in the case of certain holders to the limitations applicable to affiliates pursuant to Rule 144, and, with respect to 116,000 shares, release from escrow. The remaining 69,308 shares were issued in August 1996 and are restricted securities under Rule 144 and may not be sold unless registered or pursuant to an applicable exemption from registration. Holders of approximately 1,387,500 of the outstanding warrants have entered into lock-up agreements with the Representatives restricting the sale of shares underlying such warrants in the public market for a period of 60 days from the date of the Public Offering. Holders of an additional 2,595,808 of the outstanding warrants have entered into lock-up agreements restricting the sale of such warrants and the shares underlying such warrants for a period of 90 days with respect to 865,270 warrants, 180 days with respect to 865,269 warrants and 270 days with respect to 865,269 warrants. The Company has registered the issuance of 2,190,492 shares of Common Stock issuable upon the exercise of options currently outstanding or available to be granted pursuant to the Company's stock option plans. Such shares are available for immediate sale in the public market upon exercise of the options, subject in the case of certain holders to the limitations applicable to affiliates pursuant to Rule 144 and, in the case of 500,000 shares, stockholder approval of an amendment increasing the authorized shares available under the 1995 Stock Option Plan. Holders of approximately 756,700 of such options have executed lock-up agreements with the Representatives restricting the sale of such shares in the public market for a period of 90 days with respect to 185,567 option shares, 180 days with respect to 185,567 option shares and 270 days with respect to 385,566 option shares, in each case, following the date of the Public Offering. The Company has also agreed that it will not, without the prior written consent of the Representatives, offer, sell or otherwise dispose of any shares of Common Stock, options or warrants to acquire shares of Common Stock or securities exchangeable for or convertible into shares of Common Stock for a period of 180 days following the date of the Public Offering other than pursuant to existing stock option plans or upon the exercise of outstanding warrants. The Representatives may, in their sole discretion and at any time without notice, release all or any portion of the securities subject to such lock-up agreements. The Registration Statement of which this Prospectus forms a part covers the resale of 9,767,774 shares of Common Stock (including shares of Common Stock underlying the Stock Options and Warrants), of which approximately 6,900,000 of such shares (including shares underlying the Stock Options and Warrants) are subject to the lock-up agreements described above. Following the expiration of the applicable lock-up periods, such shares will be available for immediate sale in the public market without limitation.

                                USE OF PROCEEDS

  The Company will not receive any proceeds from the sale of the Shares of Common Stock by the Selling Securityholders. If the holders exercise the Warrants and Stock Options for cash to acquire all the Underlying Shares, the Company will receive aggregate gross proceeds of approximately $3,850,000 at the respective current exercise prices which will be used as unallocated working capital. Certain of the Warrants have cashless exercise features which, if utilized, will result in no proceeds to the Company upon exercise of such Warrants. The Company has agreed to pay certain expenses in connection with this Offering, currently estimated to be approximately $70,000.

                          PRICE RANGE OF COMMON STOCK


  The Company's Common Stock is quoted on the Nasdaq National Market under the symbol "ACMI." On December 16, 1996, the last reported sale price of the Common Stock on the Nasdaq National Market was $3.06 per share. The table below sets forth, for the periods indicated, the range of high and low sales prices for the Common Stock on the Nasdaq National Market. At December 16, 1996, the Company had approximately 286 stockholders of record.

                                                     High        Low
                                                     ----        ---
1994 Fiscal Year
  First Quarter ..............................    $   4.13    $   2.13
  Second Quarter .............................        3.00        1.75
  Third Quarter ..............................        2.75        1.00
  Fourth Quarter .............................        2.63        1.25

1995 FISCAL YEAR
  First Quarter ..............................    $   1.75    $   0.31
  Second Quarter .............................        1.75        0.50
  Third Quarter ..............................        1.50        0.81
  Fourth Quarter .............................        1.50        0.75

TRANSITION PERIOD (1)
  October 1, 1995 through December 31, 1995 ..    $   1.69    $   1.00

1996 FISCAL YEAR (1)
  First Quarter ..............................    $   6.25    $   1.06
  Second Quarter .............................        9.38        4.88
  Third Quarter ..............................        7.00        4.16
  Fourth Quarter (through December 16, 1996) .        5.06        2.63


-----------

(1) On December 31, 1995, the Company changed its fiscal year end from September 30 to December 31.

                                   BUSINESS

      AccuMed designs, manufactures and markets diagnostic screening products for clinical diagnostic laboratories serving the cytopathology and microbiology markets. The Company's primary focus is on the development of cytopathology products that support the review and analysis of Pap smears in order to improve the quality of cell analysis and increase accuracy and productivity in the laboratory. The Company commenced sales of its initial cytopathology product, the AcCell Series 2000 automated slide handling and microscopy workstation, at the end of the first quarter of 1996. The TracCell 2000 is a specimen mapping workstation, which automatically pre-screens Pap smear slides to identify and create a computerized map of empty space and certain non-clinically relevant portions of the specimen to permit a more efficient analysis of the test slide. The Company has completed clinical trials of the TracCell 2000 and in November 1996 filed a 510(k) Notification with the FDA with respect to the TracCell 2000. In May 1996, the Company entered into an agreement with Olympus America, a leading supplier of microscopes to the cytopathology market, pursuant to which Olympus America has exclusive third party distribution rights to the AcCell Series 2000 and, if cleared for marketing by the FDA and other applicable regulatory authorities, the TracCell 2000 in the Olympus Territory.

      The Company also develops, manufactures and markets in vitro diagnostic human clinical microbiology products for the clinical laboratory, veterinary and pharmaceutical markets. The Company offers the microbiology laboratory a variety of FDA-cleared products, under the trade name Sensititre, for the MIC/ID testing of bacteria suspected of causing infections and for measuring the susceptibility of such bacteria to different types and concentrations of antibiotics. AccuMed's microbiology products include disposable test kits and a range of automated instruments. In September 1996, the Company entered into an agreement with CMS, division of Fisher Scientific Company, a leading distributor of clinical laboratory products, pursuant to which CMS has been granted exclusive rights to distribute the Company's Sensititre human clinical microbiology products in the United States. The Company also markets alamarBlue, a proprietary, non-toxic indicator reagent that measures cell growth for in vitro testing. The Company is developing the KB Reader, an automated instrument designed to read the results of a Kirby-Bauer method susceptibility test. The Company is also developing the Flourotone 48, a diagnostic microbiology test panel and an automated reading instrument. There can be no assurance that any such products will be successfully developed or marketed.

      AccuMed's objective is to establish the AcCell Series 2000 and the TracCell 2000 as the leading microscopy workstations for the primary screening and analysis of cytology specimens while developing other new cytopathology and microbiology products. The key elements of the Company's strategy include: (i) establishing the AcCell Series 2000 and, if cleared for marketing by the FDA and other applicable regulatory authorities, the TracCell 2000 in the worldwide Pap smear screening market through distribution agreements and strategic alliances with major market participants, (ii) exploiting other applications for the Company's cytopathology technology such as histology and pathology laboratory work, (iii) continuing to acquire, develop and enhance technologies that complement the Company's existing technology base and (iv) integrating the Company's proprietary microbiology technologies into new products.

CYTOPATHOLOGY

 Cervical Cancer Screening

      An estimated 440,000 new cases of cervical cancer are reported annually worldwide. The American Cancer Society estimates that, in 1996 in the United States, 15,700 women will be diagnosed with invasive cervical cancer and 4,900 women will die of cervical cancer. However, virtually all cervical cancer cases can be effectively treated with timely intervention if detected early. The treatment of cervical cancer after it reaches the invasive stage, however, may require surgery and chemotherapy or radiation treatments, which are difficult, expensive and may be unsuccessful. Cervical cancer is preceded by curable precancerous lesions that progress without symptoms over a period of years until they become invasive, penetrating the cervical epithelium (cellular covering) and entering the bloodstream or lymph system. In 1996, an estimated 65,000 American women will be diagnosed with cervical carcinoma in situ, a precancerous condition. In order to detect precancerous lesions, gynecologists in the United States typically recommend annual screening examinations for all women over the age of 18.

      The Pap smear is currently the most widely-used screening test for early detection of cervical cancer and related precancerous conditions. Pap smear tests are generally performed by an estimated 4,500 clinical laboratories in the United States, including hospital laboratories, commercial laboratories, reference laboratories and gynecologists' office laboratories. It is estimated that in 1996 over 150 million Pap smear specimens will be screened worldwide, including over 50 million in the United States. According to the American Cancer Society, widespread and regular use of the Pap smear as a screening test is believed to have contributed to a greater than 70% decrease in mortality from cervical cancer in the United States in the past 45 years.

 Pap Smear Tests

      The conventional Pap smear testing process begins with the collection of a cervical specimen during a gynecological examination. The physician then manually smears the specimen onto a microscope slide, which is then submitted to the clinical laboratory for cytopathological microscopic examination, along with patient data such as medical history, day in menstrual cycle, family history and known risk factors. Gathering and collating these patient data, which are critical to the proper evaluation of a specimen, is a time-consuming and labor-intensive process at both the physician's office and the laboratory. The laboratory administrative personnel who gather such data are also responsible for manually recording the results of the Pap smear tests and ensuring that both the slide and paperwork provided to the cytotechnologist relate to the same patient.

      At the laboratory, a cytotechnologist, a medical professional with special training in the examination and interpretation of human cells, conducts an initial microscopic review of a prepared slide. The cytotechnologist screens each slide with a microscope to differentiate diseased or abnormal cells from healthy cells based on numerous physical characteristics, including size, shape and structural details of the cells and nuclei. Other factors considered are the texture of the specimen, the structure of cell grouping, background of the smear and the patient medical data supplied by the referring physician. Typically, each Pap smear specimen is then classified in accordance with The Bethesda System for Reporting Cervical/Vaginal Cytologic Diagnoses into one of several categories ranging from normal (negative) to cancerous. Any specimen classified as other than negative is generally referred to a senior cytotechnologist and then a pathologist for further review and final diagnosis. A woman with an abnormal Pap smear test may have a repeat Pap smear test or undergo costly colposcopy and biopsy procedures.

      Cytotechnologists are regulated under CLIA, which requires cytology laboratories to perform proficiency testing and quality control by testing cytotechnologists to assure a minimum competence level. Pap smear screening is exceedingly complex and tedious work. Cytotechnologists are required by CLIA to screen 100% of each Pap smear slide, which when done correctly requires six to eight minutes of microscope viewing per slide. Over 90% of specimens reviewed are negative. Even non-negative specimens may contain only 20 to 30 abnormal cells out of a total of as many as 50,000 to 300,000 cells on the slide. As a result, slide interpretation errors can be caused by fatigue of the cytotechnologist and the habituation effect of constantly viewing predominantly negative specimens.

To potentially reduce the effects of fatigue and habituation, CLIA limits to 100 the number of slides that a cytotechnologist is permitted to screen in a day, and many states and foreign countries have established even lower slide-per-day limits. Although CLIA permits a cytotechnologist to review up to 100 Pap smear slides per day, management estimates that, as a practical matter, the manual review process requiring 100% slide review limits the ability of the cytotechnologist to reviewing an average of 60 slides per day.

      In conducting the conventional Pap smear screening, cytotechnologists are required to locate and review information from the patient's file, load and position the slide on the microscope stage, manually move the slide and continually focus the microscope on as many as 400 fields of view per slide. They then place a mark on selected abnormal cells on the slide and manually record the diagnosis. CLIA requires that at least 10% of specimens classified as negative be rescreened for quality control. Rescreening is accomplished either by the methods described above or by rescreening instruments. See "- Competition."

 Conventional Pap Smear Test Limitations

      The conventional Pap smear screening process has significant limitations, primarily relating to how individual cytotechnologists and administrative personnel analyze slides, diagnose, record the results of such analysis, document the screening process and gather and collate relevant patient data. Any breakdown in this process could result in slide interpretation errors, administrative errors and increased potential for litigation/liability risks.

 Slide Interpretation Errors. The process of screening and interpreting a Pap smear test is complex and tedious, and is prone to error due to the difficulty of properly locating, evaluating and categorizing subtle changes in a very small number of cells among a vastly larger cell population as well as the fact that most of the specimens reviewed are classified as negative. In addition, cytotechnologists are usually encouraged by laboratory economics to review as many slides as possible within the current CLIA constraint of 100 per day. As a result, slide interpretation errors can be caused by cytotechnologist fatigue and the habituation effect of constantly viewing predominantly negative specimens. A false negative diagnosis may allow the disease to progress to a later stage of development before being detected, thereby requiring a more expensive and invasive course of treatment and diminishing the likelihood of successful treatment. According to the Journal of the American Medical Association, clinical laboratories generally experience false negative diagnosis rates of 5% to 30%.

 Administrative Errors. Gathering accurate patient data and ensuring that the data are correctly matched with the patient's slides provide significant administrative challenges. Laboratories employ full-time administrative personnel to assemble patient data, enter patient data on a physical report and collate that data with the corresponding slide. However, the volume of information that must be processed and organized manually can lead to mismatching errors which, in turn, may lead to diagnostic errors.

 Litigation/Liability Risks. Failure by a laboratory to properly diagnose a Pap smear specimen can result in significant legal liability. Because there are no current means to objectively demonstrate what procedures were conducted by the cytotechnologist or that 100% of the slide was reviewed, suits claiming negligent misdiagnosis are difficult to defend and may result in unwarranted liability.

 Cytopathology Products

      AccuMed's primary focus is on the development and marketing of cytopathology products that support the review and analysis of cervical Pap smears, including slide management and mapping and critical data management functions. The Company's products are designed to automate multiple aspects of the Pap smear screening process without significantly modifying existing laboratory practices. The Company's current cytopathology products are the AcCell Series 2000 workstations. The Company has completed clinical testing of the TracCell 2000 slide mapping workstation, and in November 1996 filed a 510(k) Notification with the FDA with respect to the TracCell 2000. The Company is developing software and hardware for a second generation, fully automated, high volume, mapping product, the TracCell 2500, to augment its workstation product offering. The Company is also developing a series of educational and testing products.

 The AcCell Series 2000. The AcCell Series 2000 workstations consist of the AcCell 2000 and the AcCell 2001. The AcCell 2000 is an interactive computer-controlled slide handling and precision microscopy workstation that is supported with comprehensive data management capabilities. The workstation consists of a high quality precision microscope (supplied by the Company or the customer), a computer-controlled moveable stage, a bar code reader, a proprietary slide marking mechanism (the "dotter"), an optional personal computer for the data management system and a stage-control mouse developed by the Company. The system operates in a Microsoft Windows(R) environment using the Company's proprietary software. The AcCell 2001 contains all the features of the AcCell 2000 in addition to an automated cassette slide loading and unloading system which handles up to 30 slides per cassette. The AcCell 2001 is designed to be used in conjunction with a TracCell 2000.

      The AcCell Series 2000 can be linked to the gynecologist's office and to the laboratory's internal information system in order to provide computerized support, from the time of entering patient information when the specimen is taken through the time of generating reports at the laboratory and doctor's office and finally to billing of the patient or payor. After specimen collection by the gynecologist, the gynecologist's staff, using software provided by the Company through the laboratory either on a network or on a disk, enters the patient's relevant medical history into the system and generates a bar code that is placed on the slide and the hard copy of the work order sent with the slide to the laboratory. The bar code contains basic patient information such as the patient's name and date of specimen collection. The slides and patient data, either in electronic format or hard copy, are then transferred from the gynecologist to the clinical laboratory for review.

      At the laboratory, the slide is assigned by the laboratory administrator to the cytotechnologist for review. The slide is placed, either manually or automatically, on the AcCell stage and is read by the bar code reader to ensure that proper patient data is displayed on the computer monitor for cytotechnologist review. The slide is then automatically moved under the microscope, and the microscope is power-focused by the cytotechnologist. The AcCell Series 2000 automatically moves the stage under the microscope in a pattern and at a speed selected by the cytotechnologist that the cytotechnologist can override at any time. As the slide is moved under the microscope, the cytotechnologist records into the system's memory the exact coordinates of abnormal cells by clicking a button on the stage-control mouse. At the conclusion of the review, selected abnormal cells are automatically marked by the dotter with a small physical dot on the slide so that they may be relocated easily for further manual review. The AcCell Series 2000 will record a complete analysis only after 100% of the slide has been scanned or a sufficient number of abnormal cells have been located to designate the slide as potentially positive. Typically, review of a single slide takes five to seven minutes using the AcCell Series 2000.

      After completing review of the slide, the cytotechnologist selects the appropriate diagnosis from a table in the data management system. The data management system records all aspects of the Pap smear screening and saves the information for future review. The AcCell Series 2000 generates management reports, records the exact location of marked cells for a given specimen, digitally stores relevant information and provides full documentation for laboratory quality control and regulatory compliance. The Company believes that by providing a variety of automated features and a comprehensive data management system, the AcCell Series 2000 has the potential to reduce the risk of human slide reading and administrative error.

      To extend the functionality of the AcCell Series 2000, several system configuration options are available, and multiple workstations can be networked together within a laboratory. The MacroVision(TM), a proprietary image enhancement system, can be attached to the AcCell platform in order to allow a cytotechnologist to view on a monitor the specimen being reviewed under the microscope. The Company is currently developing proprietary telepathology software which, if developed, would enable the AcCell workstation to be operated remotely using the Company's MacroVision product.

      Although the Pap smear test is the largest volume cytology test, the cytopathology laboratory routinely conducts other tests based on samples from numerous organs and areas of the body, all of which require precision microscopy and careful management of data to be effectively implemented. Although the Company is not currently developing any products for these applications, the Company believes that its AcCell technology may be adapted for use in connection with the analysis of these tests in a manner similar to that of Pap smear tests.

 The TracCell 2000. The TracCell 2000 is a pre-screening, mapping and slide handling product designed to identify and create a computerized map of empty space and certain non-clinically relevant areas on the slide and thereby reduce the amount of matter on the specimen that must be reviewed by the cytotechnologist using the AcCell Series 2000. Much of the material contained in a Pap smear specimen is not clinically relevant to cervical cancer screening. In addition to human cells, a typical Pap smear slide contains a certain amount of vacant space, blood, mucus and other non-clinically relevant material. Currently, the cytotechnologist is required to review all portions of the slide, including those portions that are not relevant to diagnosis, because there is no basis upon which to distinguish such material until it is reviewed manually under the microscope.

      The TracCell 2000 is designed to first evaluate whether a sample is properly stained and has sufficient material to be statistically significant. The TracCell 2000 then automatically pre-screens the slide to locate and create a computerized map of empty space and certain non-clinically relevant material. In tests conducted by the Company, it has been demonstrated that the TracCell 2000 can eliminate from 15% to 50% of the slide area to be reviewed. As a result, the Company believes that the TracCell 2000 has the potential to reduce the time needed to evaluate specimens and allow the cytotechnologist to focus on more thoroughly evaluating potential abnormalities.

      The TracCell 2000 is designed to be used before the slide is reviewed using the AcCell 2001. A single TracCell 2000 is designed to support up to five AcCell 2001 instruments based on normal laboratory usage. The TracCell 2000 creates a pre-screening pattern for the slide based on the computerized map, which is used by the AcCell 2001 to automatically move the slide to the relevant area and automatically focus the microscope during the cytotechnologist's review. If the cytotechnologist wants to alter the pre-screened sequence, he or she can override the system for a particular slide. Regardless of whether the cytotechnologist chooses to override the prescribed sequence, the system is designed to facilitate and document 100% review of the slide. The TracCell 2000, if cleared by the FDA or other applicable regulatory authorities for marketing, will be marketed with software for which the laboratory will pay a software license fee each time a slide is reviewed. There can be no assurance that the FDA or other applicable regulatory authorities will clear the TracCell 2000 or that the TracCell 2000 will be successfully marketed. See "Risk Factors - Uncertainty of Market Acceptance and Initial Investment in Cytopathology Products," "- Delayed or Unsuccessful Product Development" and "- Government Regulation."

 The TracCell 2500. The Company is developing a second generation specimen pre-screening and slide mapping product, the TracCell 2500, to further automate the mapping process. The TracCell 2500, if successfully developed, will eliminate not only empty space, debris and other material eliminated by the TracCell 2000, but will also eliminate certain normal cellular material. The Company believes, based on preliminary studies it has conducted, that the technology embodied in the TracCell 2500 may be capable of further reducing the portion of the specimen required to be reviewed by the cytotechnologist. Further testing and development and additional resources are necessary to determine whether a commercially viable TracCell 2500 instrument can be developed. Development of the TracCell 2500 is subject to all of the risks associated with the development of new products based on innovative technologies and new software, including unanticipated technical or other problems and the possible insufficiency of the funds allocated for the completion of such development, which could result in a change in the design, delay in the development, or abandonment of such products. There can be no assurance that the Company will successfully develop the TracCell 2500, that the TracCell 2500 will be cleared or approved for marketing by the FDA or other applicable regulatory authorities, or that the TracCell 2500 will be successfully marketed. See "'Risk Factors - Uncertainty of Market Acceptance and Initial Investment in Cytopathology Products," "- Delayed or Unsuccessful Product Development," "- Significant Capital Requirements; Dependence on Proceeds of the Offering; Possible Need for Additional Capital" and "- Government Regulation."

 Cytopathology Educational and Training Products. The Company has recently developed the MacroVision feature, a specially modified AcCell product for on-screen specimen review. This system can also be used by teaching institutions and laboratories to provide hands-on cytotechnology training through a single microscope. Cytotechnologists are required by CLIA to attain and maintain minimum standards of competence, and cytology laboratories are charged with ensuring that their cytology professionals meet such competency standards through continuing training and testing. Current training and testing involve the use of multiple microscopes or specialized microscopes equipped with multiple eyepieces which are difficult to use. Using the MacroVision feature, the teacher or trainer can display the specimen being reviewed on one or more computer monitors. The monitor can be viewed directly by the students or can be linked with other computers and monitors to provide remote or even off-site viewing. For testing purposes, AccuMed is also developing a glass slide Proficiency Testing Station that provides automated scoring of the screener's locator and identification skills on user defined test slide sets.

      In addition, the Company is developing the Relational Cytopathology Reference Guide (the "Reference Guide"), a library of electronically stored, digitized cell images. The Reference Guide may be used in training to allow students to analyze typical and atypical specimens as slides are being reviewed. In the clinical laboratory, the Reference Guide is being designed to provide a reference database to assist the cytotechnologist and cytopathologist in Pap smear analysis. Each of the Company's educational products is being designed to record and document continuing education activity to assist in compliance with CLIA requirements.


 Interest in Oncometrics

      In October 1996, the Company acquired a two-thirds interest in Oncometrics. Oncometrics was formed in 1995 as a wholly-owned subsidiary of Xillix to complete the development of an automated instrument designed to be used in the detection, diagnosis and prognosis of early-stage cancer by measuring the DNA in cells on microscope slides. Oncometrics is developing a proprietary high resolution image cytometer that uses a solid state microscope, a high resolution digital camera, proprietary image analysis software and high speed computer processors to capture and analyze cell images from a microscope slide that has been stained using Oncometrics' proprietary staining method. Prototypes of the





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
Oncometrics instrument have been developed that are capable of isolating small variations in cell nucleus DNA, which assists the cytotechnologist in detecting lung cancer in an early stage of development. Because the presence of cancer cells can cause changes in the nuclear DNA of normal cells, in some cases the Oncometrics instrument can detect cancer even in the absence of cells with visibly detectable disease.

      Oncometrics has demonstrated the feasibility of its technology as it applies to the detection of early cancer in lung mucus. Oncometrics believes that its technology may be potentially applied to other types of cancer, such as cervical cancer.

      Oncometrics is currently testing several prototypes of its instrument with scientists and cancer research institutions. There can be no assurance that Oncometrics or the Company will successfully develop this instrument for lung or cervical or other cancer applications or, if developed, that this instrument will be approved for marketing by the FDA or other applicable regulatory authorities or that it will be successfully marketed. See "Risk Factors - Delayed or Unsuccessful Product Development" and "- Government Regulation."

 Cytopathology Sales and Marketing

      Pap smear screening is performed in approximately 4,500 laboratories in the United States. The Company is currently marketing the AcCell Series 2000 workstations to the clinical laboratory market, primarily in the United States. In order to expand its markets, the Company is implementing a dual-track marketing strategy pursuant to which it intends to enter into distribution arrangements with major market participants, as well as establish a direct marketing group to support the marketing activities of its distribution partners. The Company intends to tailor its marketing strategy by region and country as appropriate to address significant differences among such markets.

      The AcCell Series 2000 is distributed in the Olympus Territory by Olympus America pursuant to an exclusive agreement entered into in May 1996. The Company currently has six personnel dedicated to sales, marketing and client services relating to the Company's cytopathology products.

      Olympus America is a leading supplier of precision microscopes to the cytology market in the United States and throughout the Olympus Territory. The Olympus Agreement grants to Olympus America exclusive third party distribution rights to the AcCell Series 2000 and the TracCell 2000, if cleared for marketing by the FDA and other applicable regulatory authorities, in the Olympus Territory through May 1999. The AcCell Series 2000 products have been incorporated with the Olympus microscope and are marketed under and labeled with the Olympus America and AcCell names. The TracCell 2000, if cleared for marketing by the FDA and other applicable regulatory authorities, is also expected to be incorporated with the Olympus microscope and to be similarly marketed and labeled. The Olympus Agreement permits the Company to conduct direct sales efforts in the Olympus Territory and direct or indirect sales efforts throughout the world. Olympus America is required to purchase specified minimum units of the AcCell Series 2000 in each year of the term, although direct sales by the Company in the Olympus Territory can be used to satisfy the minimum purchase obligation. Olympus America has a right of first refusal to distribute in the Olympus Territory certain additional cytopathology products that may be developed by AccuMed. The Company's direct sales staff has worked in concert to train the Olympus America sales team and to support their efforts at industry trade shows and conventions, and are compensated directly by Olympus America for providing training and installation support for the distributed products.

MICROBIOLOGY


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
      The Company develops, manufactures and markets in vitro diagnostic tests for the clinical laboratory, veterinary and pharmaceutical markets. The Company offers the microbiology laboratory a variety of FDA-cleared products, under the trade name Sensititre, for identifying bacteria suspected of causing infections and measuring the susceptibility of such bacteria to different types and concentrations of antibiotics. In September 1996, the Company entered into an agreement (the "CMS Agreement") with CMS whereby CMS has been granted exclusive rights to distribute the Company's Sensititre product line in the United States.

      AccuMed's microbiology products include a series of disposable test kits and a range of automated instruments. The Company also markets alamarBlue, a proprietary, non-toxic indicator reagent that measures cell growth for in vitro testing. The Company is conducting research and development of the KB Reader, an automated instrument designed to read the results of a Kirby-Bauer method susceptibility test. The Company is also conducting research and development of the FluoreTone 48, a diagnostic microbiology test panel and an automated reading instrument. There can be no assurance that any such products will be successfully developed, that such products will be cleared or approved for marketing by the FDA or other applicable regulatory authorities, or that such products will be successfully marketed. See "Risk Factors - Delayed or Unsuccessful Product Development" and "- Government Regulation."

 Background

      MIC/ID testing by hospitals and laboratories assists physicians, other health care professionals and veterinarians in determining the most effective course of treatment for bacterial infections. MIC/ID testing technology measures the ability of organisms or cells to grow in different combinations and concentrations of an antibiotic or other introduced substance. By measuring growth, MIC/ID testing products can, for example, provide physicians and veterinarians guidance in determining which antibiotics are most effective in treating a given case of bacterial infection.

      Current MIC/ID testing technology consists of (i) a variety of methodologies employing a plastic panel with a matrix of testing microwells and
(ii) the Kirby-Bauer disk diffusion method. Panel testing technology involves the placement of a solution known as a "reagent" containing selected antibiotics in a matrix of microwells and adding to each microwell a broth which contains a sample of the patient's blood or other fluid in which bacteria may be present. After an incubation period, the effectiveness of the antibiotic can be determined by observing chemical changes to the solution. By constructing a matrix of testing wells with specific antibiotics in increasing concentrations, it is possible to determine not only the effectiveness of a given antibiotic but also the minimum required dosage. Kirby-Bauer testing involves placing paper disks impregnated with a selected antibiotic in a culture containing bacterium and observing, after the incubation period, whether the bacterium continues to grow in proximity to the disk. The results of a Kirby-Bauer test determine whether a given antibiotic is effective against the bacterium, but, unlike panel testing, offer no information as to the minimum dosage required.

 Microbiology Products

 Sensititre. Sensititre, which was acquired by the Company in 1995, first began offering MIC/ID testing products over 15 years ago. Sensititre was one of the first companies to introduce a range of systems for MIC/ID testing utilizing microwell panel technology. The Sensititre products incorporate a range of accessories including substrate strips, dosing heads, broths, and test panels for both susceptibility and identification applications. The Sensititre panels have significant advantages over competitors, including a two-year shelf life and the ability to be stored at room temperature. The Sensititre product line also includes four automated instruments, each of which uses compatible technologies, and allows customers to upgrade without replacing the entire system. The AutoReader(TM) is a microprocessor-based fluorimeter designed to automatically and rapidly measure intensity levels of fluorescence from MIC/ID testing panels. ARIS(TM) is a fully automated panel handling, incubating and reading instrument that offers robotic processing of testing plates. SensiTouch(TM) is a device that guides the user through the manual reading of Sensititre susceptibility test panels and transmits the data to a host computer. The AutoInoculator(TM) is a rapid microprocessor-controlled dispensing instrument designed to automatically deliver the proper amount of the patient's specimen to a Sensititre test panel. The Company also offers the Sensititre Automated Microbiology System, which is a sophisticated data management system that provides a wide range of data tracking and reporting capabilities.

 alamarBlue. The Company manufactures and markets alamarBlue, a proprietary, non-toxic, water-soluble indicator reagent that measures cell growth for in vitro testing. alamarBlue has applications in biological research, bacteria testing, toxicity testing for consumer products, and pharmaceutical and therapeutic research. For example, companies that produce consumer products such as soaps, shampoos, lotions or cosmetics can conduct in vitro cell culture toxicity tests in lieu of live animal testing. The Company has marketed a series of MIC/ID panel tests using alamarBlue under the trade name Alamar. The Company is currently seeking to enter into an agreement pursuant to which a third party would manufacture the Company's Alamar microbiology products, other than alamarBlue, although there can be no assurance that such an agreement can be reached. If such an agreement is not reached, the Company intends to cease manufacturing such products.

      In October 1995, the Company entered into the Becton Agreement pursuant to which Becton has rights in and to the Company's alamarBlue technology and related trade secrets, know-how and patent rights (the "Licensed Technology") for the production and sale of disposable anti-microbial testing panels. The worldwide license is exclusive to Becton for certain applications in the microbiology market; however, the license permits the Company to continue to exploit the Licensed Technology, subject to certain restrictions on the Company's ability to sublicense the Licensed Technology or to engage in significant transactions with substantial competitors of Becton. Becton is obligated to pay royalties on net sales of any product which encompasses or incorporates the Licensed Technology for five years following the first commercial use of the Licensed Technology, subject to certain conditions and restrictions, and Becton has paid the Company a total of $3.5 million, which includes $500,000 creditable against future royalties. To the Company's knowledge, as of the date of this Prospectus, Becton has not produced or sold any products incorporating the Licensed Technology.

 KB Reader. In February 1996, the Company entered into a license and distribution agreement with Biokit, S.A., Barcelona, Spain, to develop a low cost KB Reader designed to read automatically the results of a Kirby-Bauer method susceptibility test. Currently, most laboratories interpret the results of a disk diffusion test visually and manually enter the test result. The Company has licensed from Biokit, S.A. certain software algorithms that are intended to be integrated into the hardware being developed by the Company.
The Company has developed a prototype KB Reader and expects to begin clinical trials some time during 1997. The Company has an exclusive worldwide license to manufacture and market the KB Reader, except that Biokit, S.A. has exclusive rights to market the KB Reader in Italy and may also market the KB Reader in any country in which the Company does not at such time directly or indirectly market the KB Reader. Development of the KB Reader is subject to all of the risks associated with the development of new products based on innovative technologies and new software, including unanticipated technical or other problems and the possible insufficiency of the funds allocated for the completion of such development, which could result in a change in the design, delay in the development, or abandonment of such products. Consequently, there can be no assurance that the KB Reader will be successfully developed, that the KB Reader will be cleared for marketing by the FDA or other applicable regulatory authorities or that the KB Reader will be successfully marketed. See "Risk Factors - Delayed or Unsuccessful Product Development," "- Significant Capital Requirements;
Possible Need for Additional Capital" and "- Government Regulation."

 FluoreTone 48

      The Company is conducting research and development of the FluoreTone 48, a diagnostic microbiology test panel and an automated reading instrument. Development of the FluoreTone 48 is subject to all of the risks associated with the development of new products based on innovative technologies and new software, including unanticipated technical or other problems and the possible insufficiency of the funds allocated for the completion of such development, which could result in a change in the design, delay in the development, or abandonment of such products. Consequently, there can be no assurance that the FluoreTone 48 will be successfully developed, that the FluoreTone 48 will be cleared or approved for marketing by the FDA or other applicable regulatory authorities or that the FluoreTone 48 will be successfully marketed. See "Risk Factors - Delayed or Unsuccessful Product Development," "- Significant Capital Requirements; Possible Need for Additional Capital" and "- Government Regulation."

 Microbiology Sales and Marketing

      The Company's Sensititre products are marketed in the pharmaceutical, veterinary laboratory and clinical/hospital reference laboratory markets. The Company's Sensititre human clinical microbiology products will be distributed in the United States pursuant to the CMS Agreement entered into with CMS in September 1996. The CMS Agreement grants to CMS exclusive rights to distribute the Company's Sensititre human clinical microbiology products in the United States. The CMS Agreement contains no minimum purchase obligation. The Company is required to provide training and technical support to the sales personnel and customers of CMS. The CMS Agreement expires on December 31, 2000; however, it may be terminated without cause by either party upon six months' prior written notice. The Company markets alamarBlue directly to industrial and research customers, including the biotechnology industry. Prior to execution of the CMS Agreement, the Company marketed its microbiology products in the United States through a seven-person direct sales staff and in certain foreign countries through exclusive diagnostic manufacturers and distributors. Most sales to the veterinary market are through direct sales. alamarBlue is being marketed by the Company, primarily to industrial and research customers, directly through advertising and trade shows.

COMPETITION

      The Company believes that the principal competitive factors in the market for both cytopathology and microbiology products include functionality and product features, effectiveness of the product in standard medical practice, the cost of the product to the laboratory and the demonstrated cost/benefit justification for purchasing new products. The Company believes that it is also important to provide products that enhance and assist standard practice rather than products that require completely new practices.

      The Company's AcCell Series 2000 currently faces and the TracCell 2000, if successfully developed and cleared for marketing by the FDA and other applicable regulatory authorities, will face competition from companies that have developed or may be developing competing systems. The Company believes that many of the Company's existing and potential competitors possess substantially greater financial, marketing, sales, distribution and technical resources than the Company, and more experience in research and development, clinical trials, regulatory matters, manufacturing and marketing. The Company is aware of two companies that currently market imaging systems to re-examine or rescreen conventional Pap smear specimens previously diagnosed as negative as well as two companies that are developing devices for the preparation and analysis of Pap smear slides. The Company is aware that at least one such company has submitted an imaging system for use as a primary means of screening Pap smear slides under a PMA application. Another company markets a manual rescreening test claimed to detect the presence of cervical cancer using reagents to detect certain RNA/DNA hybrid cells. If any company currently marketing rescreening products receives FDA clearance or approval for use of its product as a primary screening system to replace or work in conjunction with conventional Pap smear screening or if automated analysis systems are developed and receive FDA clearance or approval, the use of conventional Pap smear screening could be substantially affected and the Company's business, financial condition and results of operations would be materially adversely affected.

      The market for the Company's current and, if developed, proposed microbiology products is highly competitive, and the Company competes with numerous well-established foreign and domestic companies, many of which possess substantially greater financial, technical, marketing, personnel and other resources than the Company and have established reputations for success in the development, sale and service of manual and/or automated in vitro diagnostic testing products. A significant portion of the MIC/ID testing market in the United States is controlled by MicroScan and bioMerieux Vitek. These companies market a range of medically related products and have resources far greater than those of the Company. Difco has been issued a U.S. patent covering technology related to the alamarBlue technology covered in one of the Company's patents. There can be no assurance that Difco, which has substantially greater resources and experience in research, development, manufacturing and marketing than the Company, will not use its patented technology to develop products that will compete directly with the Company's microbiology products.

      The medical diagnostics industry is characterized by rapid product development and technological advances. The Company expects its competitors to continue to attempt to improve the design and performance of their current products and to introduce new systems and processes with improved price/performance characteristics. There can be no assurance that other technologies or products that are functionally similar to those of the Company are not currently available or under development, or that other companies with expertise and resources that would encourage them to attempt to develop and market competitive products will not develop new products that compete directly with the Company's products. The Company's products could be rendered obsolete or uneconomical by the introduction and market acceptance of competing products, technological advances of the Company's current or potential competitors, or by other approaches. There can be no assurance that the Company will be able to compete successfully against current or future competitors or that competition, including the development and commercialization of new products and technology, will not have a material adverse effect on the Company's business, financial condition and results of operations.

MANUFACTURING

      The Company assembles and tests its cytopathology products at its Chicago manufacturing facility. The Company's microbiology products are manufactured at the Company's GMP-approved manufacturing facility in England. The Company is currently seeking to enter into an agreement pursuant to which a third party would manufacture the Company's Alamar microbiology products, other than - alamarBlue. However, there can be no assurance that such an agreement can be reached. If such an agreement is not reached, the Company intends to cease manufacturing such products. The Company believes that it has sufficient manufacturing capacity to meet production requirements for the foreseeable future. Product components are purchased or are custom fabricated by third party vendors. The Company has purchased and modified the stage-control mouse for use with the AcCell Series 2000 but is currently developing a proprietary stage-control mouse which it expects to manufacture along with the AcCell
Series 2000. The Company has only recently begun to scale up its manufacturing capacity for the AcCell Series 2000. The Company is currently developing the manufacturing processes for the TracCell 2000. There can be no assurance that the Company will be able to sell sufficient numbers of systems or develop volume manufacturing processes that will lead to the cost-effective manufacture of the AcCell Series 2000 or the TracCell 2000. See "Risk Factors - Uncertainty of Profitable Cytopathology Manufacturing."

      Certain key components and raw materials used in the manufacturing of the Company's products are currently provided by single-source vendors. Although the Company believes that alternative sources for such components and raw materials are available, any supply interruption in a single-sourced component or raw material would have a material adverse effect on the Company's ability to manufacture products until a new source of supply were qualified. There can be no assurance that the Company would be successful in qualifying additional sources on a timely basis, if ever, which would have a material adverse effect on the Company's business, financial condition and results of operations. In addition, an uncorrected impurity or a supplier's variation in a raw material, either unknown to the Company or incompatible with the Company's manufacturing process, could have a material adverse effect on the Company's ability to manufacture products. See "Risk Factors - Dependence on Suppliers."

RESEARCH AND DEVELOPMENT

      The Company's research and development efforts are focused on introducing new products as well as enhancement of its existing products. The Company believes that a commitment to research and development is critical to its ability to achieve its strategic plan. During the fiscal years ended September 30, 1994 and 1995, the three month transition period ended December 31, 1995 (during which the Company had suspended research and development activities prior to consummation of the Merger) and the nine months ended September 30, 1996, the amounts recorded for research and development were $580,000, $387,000, $4.0 million and $4.8 million, respectively. Of the amounts recorded for the three month transition period ended December 31, 1995 and the nine months ended September 30, 1996, $4.0 million and $5.3 million, respectively, reflected certain significant non-cash charges against operations representing the write-off of in-process research and development acquired in connection with the Merger.

INTELLECTUAL PROPERTY

      The Company relies on a combination of patents, licensing arrangements, trade names, trademarks, trade secrets, know-how and proprietary technology and policies and procedures for maintaining the secrecy of trade secrets, know-how and proprietary technology in order to secure and protect its intellectual property rights. The Company has been issued a Great Britain patent and has filed or been assigned ten U.S. patent applications (one of which has been abandoned) and eight foreign patent applications covering certain aspects of its cytopathology products. The Company has been issued two U.S. patents and has filed or been assigned two U.S. patent applications, one Japanese patent application and one Canadian patent application related to its microbiology products. Additional U.S. and foreign patent applications covering the Company's cytopathology products are being prepared. The Company holds certain licenses on several U.S. and foreign patents and other intellectual property rights regarding aspects of the technology embodied in the Sensititre product line and is the licensee of certain automated cell analysis technology. The Company holds a U.S. patent and has received a notice of intent to grant a related European patent with respect to a portion of the alamarBlue microbiology technology.

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      None of the Company's pending patent applications have been granted as of the date of this Prospectus, and there can be no assurance that any such patent application will result in an issued patent. The Company may, in the future, file additional patent applications; however, there can be no assurance that the Company will be successful in obtaining approval of any future patent applications it files with respect to its technologies. In addition, since patent applications in the United States are maintained in secrecy until patents issue, and since publications of discoveries in the scientific or patent literature tend to lag behind actual discoveries by several months, the Company cannot be certain that the Company or other relevant patent application filer was the first creator of inventions covered by pending patent applications or that such persons were the first to file patent applications for such inventions.

      There also can be no assurance that any patents, patent applications and patent licenses will adequately cover the Company's technologies. Protections relating to portions of such technologies may be challenged or circumvented by competitors, and other portions may be in the public domain or protectable only under state trade secret laws.

      The Company owns two U.S. trademark registrations for the trademark "Sensititre," has filed U.S. trademark applications for the trademarks "AcCell," "MacCell," "FluoreTone," "SpeciFind," "Relational Cytopathology Review Guide," "MacroVision" and "TracCell" and is currently preparing one more trademark application for filing. The Company may file additional U.S. and foreign trademark applications in the future. However, no trademark registrations have yet been granted to the Company, and there can be no assurance that any such registrations will be granted. In addition, there can be no assurance that third parties have not or will not adopt or register marks that are the same or substantially similar to those of the Company, or that such third parties will not be entitled to use such marks to the exclusion of the Company. Selecting new trademarks to resolve such situations could involve significant costs, including the loss of goodwill already gained by the marks previously used.

      The Company relies for protection of its trade secrets, know-how and proprietary technology on nondisclosure and confidentiality agreements with its employees, consultants, distributors, suppliers, researchers and advisors. There can be no assurance that such agreements will provide meaningful protection for the Company's trade secrets, know-how or proprietary technology in the event of any unauthorized use or disclosure of such information. In addition, others may obtain access to, or independently develop, technologies or know-how similar to that of the Company.

      There can be no assurance that the Company's patents, patent applications, patent licenses, trademarks and trade secret protections will adequately protect the Company from potential infringement or misappropriation by third parties. Historically, the Company has been required to undertake costly litigation to enforce its intellectual property rights. Although the Company is not currently aware of any potential infringement, future litigation by the Company may be necessary to enforce its patent rights, as well as to protect its trade secrets, know-how and proprietary technology, or to determine the scope and validity of the proprietary rights of others. Any such litigation could result in substantial cost to and diversion of effort by the Company.

      The Company's success will also depend on its ability to avoid infringement of patent or other proprietary rights of others. The Company is not aware that it is infringing any such rights of a third party, nor is it aware of proprietary rights of others for which it will be required to obtain a license in order to develop its products. However, there can be no assurance that the Company is not infringing the proprietary rights of others, or that the Company will not be required to defend itself against claimed infringement of the rights of others. Adverse determinations in any such litigation could subject the Company to significant liability to third parties, could require the Company to seek licenses from third parties and could prevent the Company from manufacturing, selling or using certain of its products or technologies, any of which could have a material adverse effect on the Company.

GOVERNMENT REGULATION

      The Company's products and manufacturing processes are regulated by state and federal authorities, including the FDA and comparable authorities in certain states and other countries. Failure to comply with the FD&C Act and any applicable regulatory requirements can result in, among other things, civil and criminal fines, product recalls, detentions, seizures, injunctions and criminal prosecutions.

      United States regulatory requirements promulgated under the FD&C Act provide that many of the Company's products may not be shipped in interstate commerce without prior authorization from the FDA. Such authorization is based on a review by the FDA of the product's safety and effectiveness for its intended uses. Medical devices may be authorized by the FDA for marketing in the United States either pursuant to a 510(k) Notification or a PMA. The process of obtaining clearances or approvals from the FDA and other applicable regulatory authorities can be expensive, uncertain and time consuming, frequently requiring several years from the commencement of clinical trials or submission of data to the receipt of regulatory approval.

      A 510(k) Notification, among other things, requires an applicant to show that its products are "substantially equivalent" in terms of safety and effectiveness to existing products that are currently permitted to be marketed. An applicant is permitted to begin marketing a product as to which it has submitted a 510(k) Notification at such time as the FDA issues a written finding of substantial equivalence. Requests for additional information may delay the market introduction of certain of an applicant's products and, in practice, initial clearance of products often takes substantially longer than the FDA pre-market notification review period of 90 days. The Company has completed clinical trials of the TracCell 2000 and in November 1996 filed a 510(k) Notification with the FDA with respect to the TracCell 2000.

      A PMA consists of the submission to the FDA of information sufficient to establish independently that a device is safe and effective for its intended use. A PMA must be supported by extensive data, including preclinical and clinical trial data, as well as extensive literature to prove the safety and effectiveness of the device. By statute, the FDA is required to respond to a PMA within 180 days from the date of its submission; however, the approval process usually takes substantially longer, often as long as several years. During the review period, the FDA may conduct extensive reviews of the Company's facilities, deliver multiple requests for additional information and clarifications and convene advisory panels to assist in its determination.

      FDA clearances and approvals, if granted, may include significant limitations on the intended uses for which a product may be marketed. FDA enforcement policy strictly prohibits the promotion of cleared or approved medical devices for non-approved or "off-label" uses. In addition, product clearances or approvals may be withdrawn for failure to comply with regulatory standards or the occurrence of unforeseen problems following initial marketing.

      Under current interpretation of FDA regulations, marketing of the AcCell Series 2000 in the United States does not require FDA clearance or approval. Marketing of the TracCell 2000 in the United States, however, does require pre-marketing clearance or approval by the FDA. The Company has completed clinical trials of the TracCell 2000 and in November 1996 filed a 510(k) Notification with the FDA with respect to the TracCell 2000. There can be no assurance that FDA will clear the TracCell 2000 for marketing in the United States on a timely basis, if ever.

      Under current interpretation of FDA regulations, marketing of the Company's MIC/ID microbiology products in the United States requires FDA clearance through the 510(k) Notification process. With respect to the Company's MIC/ID testing products, 510(k) Notifications must be filed and cleared with respect to each antibiotic used. The Company may submit applications to add individual antibiotics to those previously cleared as the market warrants. However, there can be no assurance that clearances will continue to be obtained or that obtained clearances will not be withdrawn.

      At the current time, alamarBlue is marketed for use in the industrial and research markets and therefore does not require FDA clearance or approval. The FDA could change its interpretation of the regulations and require a 510(k) Notification or PMA submission which, if pursued, may not be cleared or approved or, if approved, may contain certain significant limitations on the intended uses for which the product is marketed.

      Marketing in the United States of the Company's products under development may require additional FDA clearances or approvals. For example, the Company's proposed automated pre-screening, specimen mapping workstation, the TracCell 2500, if developed, may not be sold in the United States unless and until the Company has obtained FDA clearance or approval, either through a 510(k) Notification or a PMA. In addition, marketing of the Company's proposed KB Reader and other proposed microbiology products, if developed, is likely to require FDA clearance through 510(k) Notifications. The Company is currently conducting research and development with respect to such products and has not yet begun clinical trials. There can be no assurance that any such products will be developed or, if developed, that such products will be cleared or approved for marketing by the FDA or other applicable regulatory authorities or, if such clearance or approval is received, that such clearance or approval will not be withdrawn. See "- Cytopathology - Cytopathology Products" and "- Microbiology Microbiology Products."

      Sales of medical devices outside of the United States are subject to foreign regulatory requirements that vary from country to country. The time required to obtain approval by a foreign country may be longer or shorter than that required for FDA clearance or approval, and the requirements may differ. Export sales of certain devices that have not received FDA marketing clearance or approval generally are subject to both FDA export permit requirements and, in some cases, general U.S. export regulations. In order to obtain a FDA export permit, the Company may be required to provide the FDA with documentation from the medical device regulatory authority of the country in which the purchaser is located. No assurance can be given that foreign regulatory approvals will be granted on a timely basis, if ever, or that the Company will not be required to incur significant costs in obtaining or maintaining its foreign regulatory approvals.

      The Company intends to seek ISO 9001 qualification, an international manufacturing quality standard, and is seeking the "CE" mark for the AcCell Series 2000 and proposed products. The CE mark is recognized by countries that are members of the European Union and the European Free Trade Association and, effective in 1998, will be required to be affixed to all medical devices sold in the European Union. The AcCell Series 2000 is expected to be certified as complying with CE mark requirements upon completion of the CE mark qualification process which is underway; however, no assurance can be given that the Company will obtain the CE mark for the AcCell Series 2000 or any proposed products or satisfy ISO 9001 standards, or that any product that the Company may develop or commercialize will obtain the CE mark or will obtain any other required regulatory clearance or approval on a timely basis, if ever.

      The Company is subject to certain FDA registration, record-keeping and reporting requirements, and certain of the Company's manufacturing facilities are obligated to follow FDA GMP regulations and are subject to periodic FDA inspection. Any failure to comply with GMP regulations or any other FDA or other government regulations could have a material adverse effect on the Company's business, financial condition and results of operations.

      In July 1996, the Company received from the FDA a warning letter regarding certain procedures used in connection with the manufacture of its microbiology products at the Sensititre facility in the United Kingdom. In such letter, the FDA stated that the Company manufactured sterile products at such facility and was not in compliance with GMP regulations relating to the manufacture of sterile products. On August 7, 1996, the Company submitted a written response to the FDA asserting that the products manufactured at the Sensititre facility are not sterile. The FDA has acknowledged in writing that the products are not represented as sterile and accepted the Company's GMP responses as adequate. The FDA has indicated that it will verify the Company's implementation during its next inspection and that import of the Company's devices will be permitted to continue.

      Federal, state and foreign regulations regarding the manufacture and sale of healthcare products and diagnostic devices are subject to future change. The Company cannot predict what material impact, if any, such changes might have on its business. Future changes in regulations or enforcement policies could impose more stringent requirements on the Company, compliance with which could adversely affect the Company's business. Such changes may relax certain requirements, which could prove beneficial to the Company's competitors and thus adversely affect the Company's business. In addition, regulations of the FDA, including GMP regulations, and state and foreign laws and regulations, depend heavily on administrative interpretations, and there can be no assurance that future interpretations made by the FDA, or other regulatory authorities, with possible retroactive effect, will not adversely affect the Company. See "Risk Factors Technological Change and Competition."

      In addition to the regulations directly pertaining to the Company and its products, many of the Company's existing and potential customers are subject to extensive regulation and governmental oversight. Regulatory changes in the healthcare industry that adversely affect the business of the Company's customers could have a material adverse effect on the Company's business, financial condition and results of operations.

      There can be no assurance that the Company will be able to obtain necessary regulatory approvals or clearances in the United States or internationally on a timely basis, if ever. Delays in the receipt of, or failure to receive, such approvals or clearances, the loss of previously received approvals or clearances, or failure to comply with existing or future regulatory requirements would have a material adverse effect on the Company's business, financial condition and results of operations.

EMPLOYEES

      As of December 11, 1996, the Company had a total of 102 employees, of whom two are part-time employees, in the following departments: 27 in general and administrative, 18 in sales and marketing, 37 in manufacturing and 20 in research and development. The Company considers its relations with its employees to be good.

FACILITIES

      The Company currently leases (i) a 5,088 square foot facility at 900 North Franklin Street, Chicago, Illinois, pursuant to a lease expiring September 30, 2004, and (ii) an additional 3,110 square foot facility located at 920 North Franklin Street, Chicago, Illinois, pursuant to a lease expiring September 30, 2004, each subject to renewal by the Company. The Company's executive offices were relocated to the 900 North Franklin Street facility in July 1996.

Collectively, the Company's Chicago, Illinois facilities also house its research and development facilities, an engineering laboratory and cytopathology product assembly facilities.

      The Company also leases a 10,980 square foot facility in Westlake, Ohio, pursuant to a five year lease expiring April 1, 2000 which is renewable by the Company. Sensititre leases an 18,000 square foot microbiology manufacturing facility in East Grinstead, West Sussex, England, pursuant to a lease expiring in 2009.

      The Company believes that its facilities are adequate for its proposed needs through 1996 and that additional suitable space is likely to be available, if required.

LEGAL PROCEEDINGS

      The Company is not currently a party to any material litigation and is not aware of any pending or threatened litigation against the Company that could have a material adverse effect upon the Company's business, operating results or financial condition.

                             SELLING SECURITYHOLDERS

      The following table sets forth information as of December 12, 1996 (the "Reference Date") with respect to the beneficial ownership of shares of Common Stock by each of the Selling Securityholders. At the Reference Date there were 21,984,170 shares of Common Stock outstanding.

                                                         SHARES TO    SHARES BENEFICIALLY
                             SHARES BENEFICIALLY OWNED   BE SOLD IN          OWNED
                                PRIOR TO OFFERING(1)      OFFERING     AFTER OFFERING(1)
NAME AND ADDRESS             -------------------------    --------    --------------------
OF BENEFICIAL OWNER             NUMBER        PERCENT                 NUMBER      PERCENT
-------------------             ------        -------                 ------      -------
Orbis Pension Trustees Ltd.  1,000,000           4.5     1,000,000         -0-      4.2

Peter Gombrich(2)(3)         3,556,950          16.1       716,586   2,635,914     11.0

E&M RP Trust(3)                560,000           2.5       560,000         -0-     -0-

Michael Falk(3)(4)           2,796,931           1.8       934,444   1,862,487      7.11

Commonwealth
  Associates(3)(5)           1,889,300           8.0       537,222   1,352,078      5.3

Clarion Capital Corp.(3)       320,000           1.5       320,000         -0-     -0-

Philip L. Thomas(3)(7)         461,313                     461,313         -0-     -0-

The P.L. Thomas Group,
  Inc.(3)(7)                   461,313           2.1       461,313         -0-     -0-

Vitali Maritime Corp.
c/o Sofianis Papanastion       294,000           1.3       294,000         -0-     -0-

George B. and Anna M.
   Pocisk                      277,337           1.6       261,000      16,337      *

Norman J. Pressman(3)(8)        75,000            *         75,000         -0-     -0-

Cantrade Privatbank AG         240,000           1.1       240,000         -0-     -0-

Gallagher Investment
   Corp.(3)                    240,000           1.1       240,000         -0-     -0-

Societe de Bourse Ferri
Ref France Finance IV          230,000           1.0       230,000         -0-     -0-

American Equities
  Overseas, Inc.(3)(9)         206,275           1.0       162,500      43,775      *

Fred Kassner(3)                160,000             *       160,000         -0-     -0-

Banque Pour L'Industrie
  Francaise                    160,000             *       160,000         -0-     -0-

Leonard R. Prange(3)(10)        25,000           -0-       150,000         -0-     -0-

Mark L. Santor(11)             110,000             *        35,000      75,000      *

                                                         SHARES TO    SHARES BENEFICIALLY
                             SHARES BENEFICIALLY OWNED   BE SOLD IN          OWNED
                                PRIOR TO OFFERING(1)      OFFERING     AFTER OFFERING(1)
NAME AND ADDRESS             -------------------------    --------    --------------------
OF BENEFICIAL OWNER             NUMBER        PERCENT                 NUMBER      PERCENT
-------------------             ------        -------                 ------      -------
Republic New York
Securities Corp. f/b/o
Samisa Investment Corp.
c/o American Equities
   Overseas                    141,000             *       141,000         -0-     -0-

Emerge Capital                 115,000             *       115,000         -0-     -0-

Vincent LaBarbara(3)(6)        110,696             *       100,000      10,696      *

Robert Priddy(3)(12)           900,000           3.8       900,000         -0-     -0-

Gwenda Gombrich, as
Custodian for Megan
  Klein(3)(13)               3,556,950          16.1       716,586    2,840,364    11.8

Gwenda Gombrich, as
Custodian for Lucas
  Klein(3)(13)               3,556,950          16.1       716,586    2,840,364    11.8

Ann F. Gallagher(3)             80,000             *        80,000          -0-    -0-

Christopher C. Gallagher(3)     80,000             *        80,000          -0-    -0-

Daniel R. Lee(3)                80,000             *        80,000          -0-    -0-

Jo-Bar Enterprises
LLC c/o Joel A. Stone(3)        80,000             *        80,000          -0-    -0-

J.A. Cardwell(3)                80,000             *        80,000          -0-    -0-

Richard Friedman(3)             80,000             *        80,000          -0-    -0-

Axel Investment Corporation     75,000             *        75,000          -0-    -0-

Michael Burke(3)(14)            85,797             *       145,797          -0-    -0-

G&G Diagnostics LP I(3)         75,000             *        75,000          -0-    -0-

Leonard M. Schiller(3)(15)     172,159             *        65,000      132,159     *

Hultquist Capital LLC(3)(16)    56,000             *        56,000          -0-    -0-

Hans Bodmer                     50,000             *        50,000          -0-    -0-

Newburger & Berman
f/b/o Montaigne Fund            50,000             *        50,000          -0-    -0-

Republic New York Securities
Corp. f/b/o Green Acres
Enterprises Inc.                50,000             *        50,000          -0-    -0-

Courcoux Bouvet                 50,000             *        50,000          -0-    -0-

John Abeles(3)(17)             326,657           1.5        81,020      245,637    1.0

                                                         SHARES TO    SHARES BENEFICIALLY
                             SHARES BENEFICIALLY OWNED   BE SOLD IN          OWNED
                                PRIOR TO OFFERING(1)      OFFERING     AFTER OFFERING(1)
NAME AND ADDRESS             -------------------------    --------    --------------------
OF BENEFICIAL OWNER             NUMBER        PERCENT                 NUMBER      PERCENT
-------------------             ------        -------                 ------      -------
Andrew B. Hart(3)               40,000             *        40,000          -0-    -0-

Northlea Partners Ltd.(3)(18)  285,637           1.3        40,000      245,637    1.0

Hamilton T. Bailey(3)           40,000             *        40,000          -0-    -0-

Alan Hammerman(3)               40,000             *        40,000          -0-    -0-

James A. Cardwell, Jr.(3)       40,000             *        40,000          -0-    -0-

Charles Potter(3)               40,000             *        40,000          -0-    -0-

Sheila Y. Schiller(3)           40,000             *        40,000          -0-    -0-

Suzanne Schiller(3)             40,000             *        40,000          -0-    -0-

William R. and Barbara
  J. Schoen(3)                  40,000             *        40,000          -0-    -0-

John Luck(3)                    40,000             *        40,000          -0-    -0-

Frederick J. Oswald(3)          40,000             *        40,000          -0-    -0-

Richard A. Voell(3)             40,000             *        40,000          -0-    -0-

Wertheimer Partnership(3)       40,000             *        40,000          -0-    -0-

Leslie Hannafey(3)(6)           37,929             *        37,929          -0-    -0-

Jack Halperin(3)(19)            80,388             *        35,800       44,588     *

Steven Warner(3)(6)             37,929             *        37,929          -0-    -0-

Joseph D. Ferrone, M.D.(3)      32,000             *        32,000          -0-    -0-

Republic New York Securities
  Corp.
f/b/o J. Watling
c/o American Equities
  Overseas                      30,200             *        30,200          -0-    -0-

Republic New York
Securities Corp. f/b/o
Kelebe Investment Corp.
c/o American Equities
  Overseas                      30,200             *        30,200          -0-    -0-

Kenneth D. Miller(3)(20)       168,004             *        25,000      143,004     *

Paul Lavallee(3)(21)            25,000             *        25,000          -0-    -0-

Nagrasim S.p.a.                 25,000             *        25,000          -0-    -0-

Clariden Bank                   25,000             *        25,000          -0-    -0-

                                                         SHARES TO    SHARES BENEFICIALLY
                             SHARES BENEFICIALLY OWNED   BE SOLD IN          OWNED
                                PRIOR TO OFFERING(1)      OFFERING     AFTER OFFERING(1)
NAME AND ADDRESS             -------------------------    --------    --------------------
OF BENEFICIAL OWNER             NUMBER        PERCENT                 NUMBER      PERCENT
-------------------             ------        -------                 ------      -------
Joseph Plandowski(3)(22)        25,000             *        25,000          -0-    -0-

David Morley                    20,000             *        20,000          -0-    -0-

Republic New York
  Securities Corp.
f/b/o Mizebourne
  Investment Corp.              20,000             *        20,000          -0-    -0-

Harold S. Blue(3)(23)           20,000             *        20,000          -0-    -0-

Broadmark Capital
  Corporation(3)(6)(24)         15,600             *        15,600          -0-    -0-

Republic New York               15,200             *        15,200          -0-    -0-

Donald Earhart(3)(25)           40,762             *        12,895       27,867     *

Keith Rosenbloom(3)(6)          12,542             *        12,542          -0-    -0-

Paul Goldenheim(3)              10,000             *        10,000          -0-    -0-

Cathy Ross(3)(6)                20,000             *        10,000       10,000     *

Michael Volpe(3)(6)             10,000             *        10,000          -0-    -0-

Stephen LaBarbara(3)(6)         10,000             *        10,000          -0-    -0-

Murray Segal(3)(6)              10,298             *        10,000          298     *

Pluvalca                        10,000             *        10,000          -0-    -0-

Joel Kanter(3)(26)               9,215             *         9,215          -0-    -0-

Henry Wilson (3)(27)             8,550             *         8,550          -0-    -0-

Joseph Schocken(3)(28)           7,895             *         7,895          -0-    -0-

Edward Vanacore(3)(6)            7,000             *         7,000          -0-    -0-

Alan Ebler(3)(29)                6,000             *         6,000          -0-    -0-

Sharon Gignac(3)(29)             6,000             *         6,000          -0-    -0-

Peggy Howard(3)(29)              6,000             *         6,000          -0-    -0-

Peter Korreng(3)(29)             6,000             *         6,000          -0-    -0-

David Panvelle(3)(29)            6,000             *         6,000          -0-    -0-

Darlla Pritchard(3)(29)          6,000             *         6,000          -0-    -0-

Al Mirman(6)                     5,000             *         5,000          -0-    -0-

Richard Galterio(6)              5,000             *         5,000          -0-    -0-

                                                         SHARES TO    SHARES BENEFICIALLY
                             SHARES BENEFICIALLY OWNED   BE SOLD IN          OWNED
                                PRIOR TO OFFERING(1)      OFFERING     AFTER OFFERING(1)
NAME AND ADDRESS             -------------------------    --------    --------------------
OF BENEFICIAL OWNER             NUMBER        PERCENT                 NUMBER      PERCENT
-------------------             ------        -------                 ------      -------
Robert O'Sullivan(3)(6)          7,174             *         2,000      5,174       *

Russell Bailenson(3)(6)          1,000             *         1,000        -0-      -0-

-----------------------
* Represents less than 1%.

(1) Unless otherwise noted, the Company believes that all persons named in the table have sole voting and investment power with respect to all shares of Common Stock listed as beneficially owned by them. A person is deemed to be the beneficial holder of securities that can be acquired by such person within 60 days from the Reference Date upon the exercise of warrants or options. Each beneficial owner's percentage ownership is determined by including shares underlying options or warrants which are exercisable by such person currently or within 60 days following the Reference Date, and excluding shares underlying options and warrants held by any other person. The percentage of shares owned after the Offering is calculated assuming that 23,930,344 shares of Common Stock will be outstanding, which includes the 21,984,170 shares outstanding on the Reference Date and an additional 1,946,174 Underlying Shares underlying the Warrants and Stock Options which would have to be exercised in order to sell the Underlying Shares.

(2) Shares listed as held by Mr. Gombrich include 513,818 shares held by Gwenda Gombrich, Mr. Gombrich's wife, directly or as custodian for minor children, as to which Mr. Gombrich disclaims beneficial ownership.
      Shares beneficially owned prior to Offering and shares to be sold in Offering include 66,666 shares underlying stock options that are exercisable currently or within 60 days following the Reference Date, and 133,334 shares underlying stock options that will become exercisable on specified dates following the Reference Date. Includes 537,381 shares subject to forfeiture if the Company fails to meet certain earnings per share or stock price performance thresholds during 1997 (the "Performance Shares"). The Shares listed as to be sold in this Offering include 166,586 shares to be sold by Gwenda Gombrich directly or as custodian for minor children, as to which Mr. Gombrich disclaims beneficial ownership.
      Mr. Gombrich is an officer and director of the Company. See "Certain Relationships and Transactions."

(3) Transfer of shares listed as held by such Selling Securityholder are subject to restrictions pursuant to a Lock-up Letter between the holder and Tucker Anthony Incorporated and Vector Securities as representatives of the several underwriters in the Public Offering of the Company's Common Stock consummated on October 8, 1996. Such Lock-up Letter is filed as an exhibit to the Registration Statement of which this Prospectus forms a part.
(4) Mr. Falk directly owns 222,222 shares of Common Stock and warrants to purchase up to 585,409 shares of Common Stock. The number listed as owned by Mr. Falk includes an additional 222,222 shares, and 1,667,078 shares underlying warrants that are exercisable currently or within 60 days following the Reference Date, held by Commonwealth Associates (excluding securities held in Commonwealth Associates' trading account). Mr. Falk is a control person of the corporate general partner of Commonwealth Associates and may be deemed to be beneficial owner of securities held by Commonwealth Associates. The number of shares also includes an additional 100,000 shares underlying warrants that are exercisable currently or within 60 days following the Reference Date held by Anne Falk, Mr. Falk's spouse. Mr. Falk disclaims beneficial ownership of the securities held by Commonwealth Associates except to the extent of his percentage ownership interests in Commonwealth Associates. Shares and warrants held directly by Mr. Falk were transferred to him by Commonwealth Associates. Commonwealth Associates disclaims beneficial ownership of such shares and warrants and the underlying warrant shares. Such shares and warrants were issued to Commonwealth Associates as compensation for certain services rendered to the Company. The shares listed under the caption "Shares to be Sold in Offering" include 537,222 shares to be sold by Commonwealth Associates in this Offering. See "Certain Relationships and Related Transactions."

(5) The number of shares owned prior to the Offering includes 1,667,078 shares underlying warrants and the number of shares owned after the Offering includes 1,352,078 shares underlying warrants, each such warrant is exercisable currently or within 60 days of the Reference Date. Excludes securities held in Commonwealth Associates' trading account. Certain of the Warrants to purchase shares are held in the name of Commonwealth Associates for the account of its equity owners, certain of its employees and certain officers and/or directors of its corporate general partner. Commonwealth Associates has acted as underwriter and placement agent in sales of the Company's securities for which it has received commissions in the form of cash and securities. See "Certain Relationships and Transactions."

(6) Shares listed as being offered in this Offering by the Selling Securityholder are Underlying Shares underlying currently exercisable Warrants transferred to the Selling Securityholder by Commonwealth Associates or issued directly to the Selling Securityholder as a designee of Commonwealth Associates. The Selling Securityholder is currently or was formerly associated with Commonwealth Associates. Commonwealth Associates disclaims beneficial ownership of such Shares, Warrants and the Underlying Shares. Such Shares and Warrants were issued to Commonwealth Associates or its designees as compensation for services rendered by Commonwealth Associates to the Company in connection with the Merger. See "Certain Relationships and Transactions."

(7) Philip L. Thomas is the President and sole shareholder of The P.L. Thomas Group, Inc. The Shares listed to be sold in this Offering by The P.L. Thomas Group, Inc. include 301,313 warrant Shares underlying currently exercisable warrants and 160,000 Shares to be sold by Philip L. Thomas. The number of Shares listed as owned by Mr. Thomas include the 301,313 warrant Shares underlying warrants registered in the name of The P.L. Thomas Group, Inc. of which Mr. Thomas may be deemed the beneficial owner. The shares listed as owned by The P.L. Thomas Group, Inc. include the 160,000 Shares registered in the name of Philip L. Thomas of which The P.L. Thomas Group, Inc. may be deemed the beneficial owner. The Shares listed as to be sold in this Offering by Mr. Thomas include 301,313 shares to be sold by The P.L. Thomas Group, Inc.

(8) Of the shares listed as offered by Mr. Pressman, 50,000 shares are underlying stock options that are exercisable currently or within 60 days following the Reference Date. Mr. Pressman is an officer of the Company. See "Certain Relationships and Transactions."

(9) The Shares offered in this Offering by American Equities Overseas, Inc. are underlying currently exercisable Warrants transferred to it by Commonwealth Associates. Such Warrants were issued as compensation for the services of Commonwealth Associates in connection with the Merger. American Equities Overseas, Inc. has served as a placement agent in the sale of the Company's Securities for which it has received commission in the forms of cash and securities. See "Certain Relationships and Transactions."

(10) Of the shares listed as being offered by Mr. Prange, 25,000 Shares are underlying stock options that are exercisable currently or within 60 days following the Reference Date and 125,000 are underlying options that are not currently exercisable. Mr. Prange is an officer of the Company. See "Certain Relationships and Transactions."

(11) Shares listed as held by Mr. Santor include 75,000 shares underlying stock options that are exercisable currently or within 60 days following the Reference Date. Mr. Santor is a former officer of the Company. See "Certain Relationships and Transactions."

(12) Shares listed as held by Mr. Priddy include 100,000 shares underlying a currently exercisable Warrant.

(13) Gwenda Gombrich is married to Peter P. Gombrich, the Company's Chief Executive Officer and Chairman of the Board. Includes 3,043,132 shares held of record by Mr. Gombrich as to which Ms. Gombrich disclaims beneficial ownership. The Shares listed to be sold in this Offering include 550,000 shares to be sold by Mr. Gombrich as to which Ms. Gombrich disclaims beneficial ownership.

(14) Includes 28,333 shares underlying stock options that are exercisable currently or within 60 days following the Reference Date, and the shares listed to be sold in the Offering include 50,000 shares underlying stock Options that will become exercisable on specified dates following the Reference Date. Includes 9,841 Performance Shares. Mr. Burke is an officer of the Company. See "Certain Relationships and Transactions."

(15) Includes 25,000 shares underlying stock options and 75,000 shares underlying warrants that are exercisable currently or within 60 days following the Reference Date. Mr. Schiller has been a director of the Company since April 21, 1995. See "Certain Relationships and Transactions."

(16) Hultquist Capital LLC and its predecessor Bridgemere Capital Corporation served as advisors to the Company in connection with the Merger. See "Certain Relationships and Transactions."

(17) Includes 34,895 shares underlying stock options that are exercisable currently or within 60 days following the Reference Date. Includes 247,588 Shares of Common Stock held of record and 38,049 shares underlying warrants exercisable currently or within 60 days following the Reference Date held of record by Northlea Partners Limited, as to which Dr. Abeles disclaims beneficial ownership except with respect to his 1% general partnership ownership. The shares listed to be sold in this Offering include 40,000 shares to be sold by Northlea Partners Limited. Dr. Abeles is a director of the Company. The shares beneficially owned after the Offering include 207,588 shares and 38,049 shares underlying warrants exercisable currently or within 60 days of the Reference Date. See "Certain Relationships and Transactions."

(18) Includes 38,049 shares underlying warrants exercisable currently or within 60 days following the Reference Date. The shares beneficially owned after the Offering include 207,588 shares and 38,049 shares underlying warrants exercisable currently or within 60 days of the Reference Date. Dr. John Abeles is an affiliate of Northlea Partners Ltd. Dr. Abeles has been a director of the Company since 1988.
      See "Certain Relationships and Transactions."

(19) Shares beneficially owned and shares to be sold in this offering include 35,800 shares underlying stock options that are exercisable currently or within 60 days following the Reference Date. Mr. Halperin is a director of the Company. See "Certain Relationships and Transactions."

(20) Mr. Miller is a former officer and director of the Company. See "Certain Relationships and Transactions."

(21) Includes 25,000 shares underlying stock options that are exercisable currently or within 60 days following the Reference Date. Mr. Lavalee is a director of the Company. See "Certain Relationships and Transactions."

(22) Includes 25,000 shares underlying stock options that are exercisable currently or within 60 days following the Reference Date. Mr. Plandowski is a director of the Company. See "Certain Relationships and Transactions."

(23) Consists of shares underlying stock options that are exercisable currently of within 60 days following the Reference Date. Mr. Blue is a director of the Company. See "Certain Relationships and Transactions."

(24) Joseph L. Schocken is the President of Broadmark Capital Corporation. Mr. Schocken was a director of the Company from November 1992 until April 1995. See "Certain Relationships and Transactions."

(25) Mr. Earhart is a former director of the Company. See "Certain Relationships and Transactions."

(26) Mr. Kanter is a former director of the Company. See "Certain Relationships and Transactions."

(27) Mr. Wilson is a former director of the Company. See "Certain Relationships and Transactions."

(28) Mr. Schocken is a former director of the Company. See "Certain Relationships and Transactions."

(29) Consists of shares underlying stock options that are exercisable currently or within 60 days following the Reference date. The holder is a former employee of the Company.

      The Company has agreed to indemnify certain of the Selling Securityholders and the Selling Securityholders have agreed to indemnify the Company against certain civil liabilities, including liabilities under the Securities Act.

      Except as noted in the footnotes above and under the caption "Certain Relationships and Transactions" below, none of the Selling Securityholders has held any office or maintained any material relationship with the Company during the past three years.

                    CERTAIN RELATIONSHIPS AND TRANSACTIONS

      Set forth below is certain information regarding certain relationships and transactions between the Selling Securityholders and the Company.

      The following officers, directors and former officers and directors of the Company are among the Selling Securityholders. Peter P. Gombrich has been the Chief Executive Officer, President and Chairman of the Board of the Company since consummation of the Merger on December 29, 1995, and from April 21, 1995 until consummation of the Merger, was the Acting Chief Executive Officer and a director of the Company. Norman J. Pressman, Ph.D has been Senior Vice President of AccuMed and President of the Cytopathology Division of the Company since July 1996. Leonard R. Prange has been Chief Financial Officer and Corporate Vice President of the Company since September 1996. Leonard M. Schiller has been a director of the Company since April 21, 1995. John H. Abeles, M.D. is an affiliate of Northlea Partners, a Selling Securityholder. Dr. Abeles has been a director of the Company since October 1988. Jack H. Halperin has been a director of the Company since June 1991 and served as Chairman of the Board of Directors from April 1995 until December 29, 1995. Mr. Halperin is legal counsel to American Equities Overseas, Inc., a Selling Securityholder. Paul F. Lavallee and Joseph W. Plandowski have been directors of the Company since December 29, 1995. Harold S. Blue has been a director of the Company since July 1996. Michael D. Burke has been a Senior Vice President and President of the Microbiology Division of the Company since consummation of the Merger on December 29, 1995. Joseph L. Schocken is President of Broadmark Capital Corporation, a Selling Securityholder. Mr. Schocken was a director of the Company from November 1992 until April 1995. Kenneth D. Miller was President of the Cytopathology Division of the Company from August 1995 until May 1996. Mr. Miller served as Chief Executive Officer and a director of the Company from October 1989 until April 21, 1995 at which time he was appointed Senior Vice President of the Company. Mark L. Santor was Chief Financial Officer of the Company from June 1991 until August 30, 1996, Vice President, Finance and Operations from November 1992 until June 1, 1996, and Secretary from November 1994 until August 30, 1996. He served as Assistant Secretary from May 1994 until November 1994.

      Commonwealth Associates is a Selling Securityholder and principal stockholder. Pursuant to a letter agreement dated as of February 14, 1995 among the Company, AccuMed, Inc. and Commonwealth Associates, Commonwealth Associates was paid a fee for acting as a "finder" in connection with the Merger. The fee was paid in the form of $50,000 in cash, 444,444 shares of Common Stock, and a five-year warrant to purchase up to 750,000 shares of Common Stock at an exercise price of $1.25 per share. During 1995, Commonwealth Associates acted as placement agent for the Company in certain private placements of Common Stock for which Commonwealth Associates received an aggregate of (i) $353,000 in cash commissions, (ii) a non-accountable expense allowance of $106,000, (iii) approximately $10,600 in reimbursement for the fees and expenses of counsel, and
(iv) a warrant to purchase an aggregate of 564,840 shares of the Common Stock at an exercise price of $0.625 per share. During 1995, the Company paid Commonwealth Associates an aggregate of $59,000 in cash pursuant to a Consulting Agreement in effect from January 1, 1995 through December 31, 1995. As reimbursement for certain expenses incurred by Commonwealth Associates in connection with a terminated private placement of securities for which Commonwealth Associates was to act as placement agent, the Company (i) issued to Commonwealth Associates on December 31, 1994 a five-year warrant to purchase an aggregate of 420,000 shares of Common Stock at an exercise price of $0.25 per share and (ii) issued to designees of Commonwealth Associates on December 29, 1995 five-year warrants to purchase an aggregate of 104,000 shares of Common Stock at an exercise price of $2.125 per share, which warrants expire on October 31, 1997.

      The Company has agreed, with respect to the exercise of the Redeemable Warrants issued in connection with the Company's initial public offering, to pay to Commonwealth Associates a fee of 5% of the exercise price of each Redeemable Warrant exercised; provided, however, that Commonwealth Associates will not be entitled to receive such compensation for Redeemable Warrant exercise transactions in which: (i) the market price of the Common Stock at the time of the exercise is lower than the exercise price of the Redeemable Warrants;

(ii) the Redeemable Warrants are held in any discretionary account; (iii) disclosure of compensation arrangements is not made in documents provided to holders of Redeemable Warrants at the time of exercise; (iv) the exercise of the Redeemable Warrants is unsolicited; and (v) the transaction was in violation of Rule 10b-6 promulgated under the Exchange Act. As of October 1, 1996, Redeemable Warrants had been exercised to purchase 200 shares of Common Stock.

      The Company issued to American Equities Overseas, Inc. ("AEO"), a Selling Securityholder, an immediately exercisable, five-year warrant to purchase up to 100,000 shares of Common Stock at an exercise price of $0.25 per share. Such warrant was issued to AEO by the Company in September 1995 as reimbursement for expenses incurred by AEO in connection with a terminated private placement in 1994 and advisory services in connection with certain of the Company's European stockholders. In March 1996, the Company issued to AEO immediately exercisable five-year warrants to purchase an aggregate of 42,500 shares of Common Stock at an exercise price of $3.87 per share and 20,000 shares at an exercise price of $3.42 per share, as partial compensation for its services in placing warrants to purchase Common Stock and securities of RADCO in connection with the capitalization of RADCO. AEO acted as placement agent in connection with the sale of Common Stock to certain European investors in May 1996, for which it received aggregate cash commissions of $56,250. Pursuant to an agreement dated July 18, 1996 among the Company, RADCO and AEO, the Company paid to AEO a fee of $15,000 in cash upon consummation of the RADCO Acquisition. As a part of the RADCO Acquisition, the Company purchased from AEO 50,000 shares of RADCO Stock in consideration of payment of approximately $14,000 in cash.

      Hultquist Capital LLC, a Selling Securityholder, is the successor to Bridgmere Capital. The 56,000 Shares of Common Stock offered for sale by Hultquist Capital LLC were issued to it pursuant an agreement between the Company and Bridgemere Capital under which Bridgemere Capital and Hultquist Capital LLC acted as special advisors to the Board of Directors of the Company in connection with the Merger. Pursuant to such agreement, Bridgemere Capital and Hultquist Capital LLC were entitled to be paid cash compensation in the aggregate amount of $105,000 of which [$58,000] has been paid and [$47,000] is payable.

                             PLAN OF DISTRIBUTION

      The Common Stock and Warrants offered hereby may be sold by the Selling Securityholders from time to time as market conditions permit in the over-the-counter market, or otherwise, at prices and terms then prevailing or at prices related to the then current market price, or in negotiated transactions. The shares offered hereby may be sold by one or more of the following methods, without limitation: (a) a block trade in which a broker or dealer so engaged will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction; (b) purchases by a broker or dealer as principal and resale by such broker or dealer for its account pursuant to this Prospectus; (c) ordinary brokerage transactions and transactions in which the broker solicits purchasers; and (d) face-to-face transactions between sellers and purchasers without a broker-dealer. In effecting sales, brokers or dealers engaged by the Selling Securityholders may arrange for other brokers or dealers to participate. Such brokers or dealers may receive commissions or discounts from Selling Securityholders in amounts to be negotiated immediately prior to the sale. Such brokers or dealers and any other participating brokers or dealers may be deemed to be "underwriters" within the meaning of the Securities Act in connection with such sales. In addition, any securities covered by this Prospectus that qualify for sale pursuant to Rule 144 under the Securities Act might be sold under Rule 144 rather than pursuant to this Prospectus.

                                 LEGAL MATTERS

      The legality of the securities offered by this Prospectus will be passed upon for the Company by Graham & James LLP, Sacramento, California.

                                    EXPERTS

      The balance sheet of AccuMed, Inc. as of December 31, 1994, and the statements of operations, stockholder's deficit, and cash flows for the period from February 7, 1994 (inception) through December 31, 1994, the balance sheets of Alamar Biosciences, Inc. as of September 30, 1995 and 1994, and the statements of operations, stockholder's equity, and cash flows for each of the three years in the period ended September 30, 1995, and the balance sheet of Sensititre/Alamar, the Microbiology Division of AccuMed, Inc., as of December 31, 1994 and the statements of net sales, cost of sales, and selling expenses for the eight months ended December 31, 1994 and for each of the two years in the period ended April 30, 1994, as incorporated by reference in the Registration Statement of which this Prospectus forms a part, have been incorporated herein in reliance on the reports, which included explanatory paragraphs related to AccuMed, Inc.'s and Alamar Biosciences, Inc.'s ability to continue as going concerns, of Coopers & Lybrand, L.L.P., independent accountants, given on the authority of said firm as experts in accounting and auditing.

      The balance sheets of AccuMed International Limited as of December 31, 1994, April 30, 1994 and 1993, and the statements of operations and cash flows for the eight months ended December 31, 1994, and for each of the two years in the period ended April 30, 1994, as incorporated by reference in the Registration Statement of which this Prospectus forms a part, have been incorporated herein in reliance on the report of Coopers & Lybrand, independent accountants, given on the authority of said firm as experts in accounting and auditing.

      The consolidated financial statements of AccuMed International, Inc. and subsidiaries as of December 31, 1995, and for the three months ended December 31, 1995, incorporated by reference herein and elsewhere in the Registration Statement of which this Prospectus forms a part from the Company's Transition Report of Form 10-KSB for the transition period ended December 31, 1995, have been included therein and incorporated by reference herein and elsewhere in the Registration Statement of which this Prospectus forms a part in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, included therein and incorporated herein by reference, and upon the authority of said firm as experts in accounting and auditing.

      NO DEALER, SALESPERSON OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY SELLING SECURITYHOLDER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF ANY OFFER TO BUY ANY SECURITY OTHER THAN THE SHARES OF COMMON STOCK OFFERED BY THIS PROSPECTUS, NOR DOES IT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF ANY OFFER TO BUY THE SHARES OF COMMON STOCK BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED, OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO, OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.



                             ---------------------


                                9,767,774 SHARES




                         ACCUMED INTERNATIONAL, INC.



                                 COMMON STOCK






                                  PROSPECTUS







                               DECEMBER 31, 1996

                                   PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

      The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by the Company in connection with the issuance and distribution of the securities being registered hereunder. All of the amounts shown are estimates (except for the SEC registration fee).

SEC registration fee .................................................$ 22,515
Printing and engraving expenses.......................................   2,000
Accounting fees and expenses..........................................   5,000
Legal fees and expenses...............................................  35,000
Blue Sky fees and expenses............................................   3,000
Miscellaneous.........................................................   2,485

TOTAL.................................................................$ 70,000

      None of these expenses will be paid by the Selling Securityholders pursuant to the terms of the agreements under which the shares of Common Stock to be sold hereby were issued.

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

      The Company has provisions in its Certificate of Incorporation which eliminate the liability of the Company's directors to the Company and its shareholders for monetary damages to the fullest extent permissible under Delaware law and provisions which authorize the Company to indemnify its directors and agents by bylaws, agreements or otherwise, to the fullest extent permitted by law. Such limitation of liability does not affect the availability of equitable remedies such as injunctive relief or rescission.

      The Company's Bylaws provide that the Company shall indemnify its directors and officers to the fullest extent permitted by Delaware law.

      The Company's officers and directors are covered by a director's and officer's liability insurance policy maintained by the Company. Under the insurance policy, the Company is entitled to be reimbursed for indemnity payments that it is required or permitted to make to its directors and officers.

ITEM 16. EXHIBITS

      The following exhibits are filed herewith:

EXHIBIT
NUMBER      DESCRIPTION
-------     -----------

 4.1 Certificate of Incorporation of the Registrant (incorporated by reference to the Registrant's Transition Report of Form 10-KSB for the transition period ended December 31, 1995 (the "Transition Report)).

 4.2 Specimen Certificate for Common Stock (incorporated by reference to the Transition Report).

 4.3        Bylaws of the Registrant (incorporated by reference to Transition
            Report).

 4.4 Form of Common Stock Purchase Warrant dated as of December 29, 1995 by the Registrant in favor of Commonwealth Associates, Inc. (previously filed with this Registration Statement on May 30, 1996).

 4.5 Form of Warrant Agreement between the Registrant and Commonwealth Associates dated as of December 29, 1995 pertaining to Warrants to purchase up to 750,000 shares of Common Stock of the Company (previously filed with this Registration Statement on May 30, 1996).

 4.6 Warrant Certificate dated as of December 29, 1995 registered in the name of The P.L. Thomas Group, Inc. representing the right to purchase up to 237,840 shares of Common Stock of the Company (previously filed with this Registration Statement on May 30, 1996).

 4.7 Warrant Certificate dated as of December 29, 1995 registered in the name of The P.L. Thomas Group, Inc. representing the right to purchase up to 63,473 shares of Common Stock of the Company (previously filed with this Registration Statement on May 30, 1996).

 4.8 Warrant Agreement dated as of January 25, 1996 between the Company and Robert Priddy (previously filed with this Registration Statement on May 30, 1996).

 4.9 Warrant Certificate dated as of January 25, 1996 registered in the name of Robert Priddy representing the right to purchase 100,000 shares of Common Stock of the Company (previously filed with this Registration Statement on May 30, 1996).

 4.10 Form of Warrant Agreement between the Registrant and Commonwealth Associates dated as of December 29, 1995 pertaining to Warrants to purchase up to 104,000 shares of Common Stock of the Company, including form of Warrant Certificate issued to designees of Commonwealth Associates dated as of December 29, 1995 representing the right to purchase up to an aggregate of 104,000 shares of Common Stock of the Company (previously filed with this Registration Statement on May 30, 1996).

 4.11 Form of Warrant Agreement dated March 14, 1996 between the Company and certain of the Selling Securityholders, including form of Warrant Certificate evidencing right to purchase Common Stock at $3.42 per share (previously filed with this Registration Statement on May 30, 1996).

EXHIBIT
NUMBER      DESCRIPTION
-------     -----------

 4.12 Form of Warrant Agreement dated March 14, 1996 between the Company and certain of the Selling Securityholders, including form of Warrant Certificate evidencing right to purchase Common Stock at $3.87 per share (previously filed with this Registration Statement on May 30, 1996).
4.13 Form of Lock-up Letter dated July 16, 1996 between Tucker Anthony Incorporated and Vector Securities as representatives of the several underwriters and each of the following Selling Securityholders:
            Michael Falk, Clarion Capital Corp., The P.L. Thomas Group, Inc., Gallagher Investment Corp., American Equities Overseas, Inc., Fred Kassner, Philip L. Thomas, Vincent LaBarbara, Robert Priddy, Ann F. Gallagher, Christopher C. Gallagher, Daniel R. Lee, Jo-Bar Enterprises LLC, J.A. Cardwell, Richard Friedman, Michael Burke, G&G Diagnostics LP I, Leonard M. Schiller, John Abeles, Andrew B. Hart, Northlea Partners Ltd., Hamilton T. Bailey, Alan Hammerman, James A. Cardwell, Jr., Charles Potter, Sheila Y. Schiller, Suzanne Schiller, William R. and Barbara J. Schoen, John Luck, Frederick J. Oswald, Richard A. Voell, and Wertheimer Partnership (previously filed with Pre-Effective Amendment No. 2 to this Registration Statement on December 17, 1996).

4.14 Lock-up Letter dated August 21, 1996 between Tucker Anthony Incorporated and Vector Securities as representatives of the several underwriters and Commonwealth Associates (previously filed with Pre-Effective Amendment No. 2 to this Registration Statement on December 17, 1996).

4.15 Lock-up Letter dated July 16, 1996 between Tucker Anthony Incorporated and Vector Securities as representatives of the several underwriters and Hultquist Capital LLC (previously filed with Pre-Effective Amendment No. 2 to this Registration Statement on December 17, 1996).

4.16 Lock-up Letter dated July 16, 1996 between Tucker Anthony Incorporated and Vector Securities as representatives of the several underwriters and Peter P. Gombrich, and Gwenda Gombrich as Custodian for Lucas Klein and Megan Klein (previously filed with
            Pre-Effective Amendment No. 2 to this Registration Statement on December 17, 1996).

 5.1 Opinion of Graham & James LLP, counsel to the Registrant, regarding the legality of the securities offered hereby (previously filed with this Registration Statement on May 30, 1996).

23.1 Consent of Graham & James LLP (contained in Exhibit 5.1 previously filed with this Registration Statement on May 30, 1996).

23.2        Consent of Coopers & Lybrand LLP.

23.3        Consent of Coopers & Lybrand (UK).

23.4        Consent of KPMG Peat Marwick LLP.

24.1 Powers of Attorney (contained in the signature page to the Registration Statement, page II-5 previously filed on May 30, 1996).


ITEM 17. UNDERTAKINGS

      The undersigned registrant hereby undertakes:

      (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement to include any additional or changed material information with respect to the plan of distribution.

      (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

      Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the Act") may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                  SIGNATURES
      Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Post-effective Amendment No. 2 to the Registration Statement on Form S-3 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Chicago, State of Illinois on April 18, 1997.



                                          ACCUMED INTERNATIONAL, INC.

                                          By:   /s/ PETER P. GOMBRICH
                                             ----------------------------
                                                Peter P. Gombrich,
                                                Chief Executive Officer


      Pursuant to the requirements of the Securities Act of 1933, this Post-effective Amendment No. 2 to the Registration Statement on Form S-3 has been signed by the following persons in the capacities and on the dates indicated.




        Signature                    Title                         Date
        ---------                    -----                         ----

  /s/ PETER P. GOMBRICH       Chairman of the Board,           April 18, 1997
------------------------      Chief Executive Officer, and
(Peter P. Gombrich)           President (Principal Executive
                              Officer)


  /s/ LEONARD R. PRANGE       Corporate Vice President and     April 18, 1997
------------------------      Chief Financial Officer
(Leonard R. Prange)           (Principal Financial and
                              Accounting Officer)


  /s/ JOHN H. ABELES*         Director                         April 18, 1997
------------------------
(John H. Abeles)

------------------------      Director                         ________, 1997

(Harold S. Blue)

  /s/ JACK HALPERIN*          Director                         April 18, 1997
------------------------
(Jack Halperin)

  /s/ PAUL F. LAVALLEE*       Director                         April 18, 1997
------------------------
(Paul F. Lavallee)

 /s/ JOSEPH PLANDOWSKI*       Director                         April 18, 1997
------------------------
(Joseph Plandowski)

 /s/ LEONARD SCHILLER*        Director                         April 18, 1997
------------------------
(Leonard Schiller)

    *By: /s/ PETER P. GOMBRICH
-----------------------------------
Peter P. Gombrich, Attorney-in-Fact

                               INDEX TO EXHIBITS

EXHIBIT
NUMBER      DESCRIPTION
-------     -----------

 4.1 Certificate of Incorporation of the Registrant (incorporated by reference to the Registrant's Transition Report of Form 10-KSB for the transition period ended December 31, 1995 (the "Transition Report)).

 4.2 Specimen Certificate for Common Stock (incorporated by reference to the Transition Report).

 4.3        Bylaws of the Registrant (incorporated by reference to Transition
            Report).

 4.4 Form of Common Stock Purchase Warrant dated as of December 29, 1995 by the Registrant in favor of Commonwealth Associates, Inc. (previously filed with this Registration Statement on May 30, 1996).

 4.5 Form of Warrant Agreement between the Registrant and Commonwealth Associates dated as of December 29, 1995 pertaining to Warrants to purchase up to 750,000 shares of Common Stock of the Company (previously filed with this Registration Statement on May 30, 1996).

 4.6 Warrant Certificate dated as of December 29, 1995 registered in the name of The P.L. Thomas Group, Inc. representing the right to purchase up to 237,840 shares of Common Stock of the Company (previously filed with this Registration Statement on May 30, 1996).

 4.7 Warrant Certificate dated as of December 29, 1995 registered in the name of The P.L. Thomas Group, Inc. representing the right to purchase up to 63,473 shares of Common Stock of the Company (previously filed with this Registration Statement on May 30, 1996).

 4.8 Warrant Agreement dated as of January 25, 1996 between the Company and Robert Priddy (previously filed with this Registration Statement on May 30, 1996).

 4.9 Warrant Certificate dated as of January 25, 1996 registered in the name of Robert Priddy representing the right to purchase 100,000 shares of Common Stock of the Company (previously filed with this Registration Statement on May 30, 1996).

 4.10 Form of Warrant Agreement between the Registrant and Commonwealth Associates dated as of December 29, 1995 pertaining to Warrants to purchase up to 104,000 shares of Common Stock of the Company, including form of Warrant Certificate issued to designees of Commonwealth Associates dated as of December 29, 1995 representing the right to purchase up to an aggregate of 104,000 shares of Common Stock of the Company (previously filed with this Registration Statement on May 30, 1996).

 4.11 Form of Warrant Agreement dated March 14, 1996 between the Company and certain of the Selling Securityholders, including form of Warrant Certificate evidencing right to purchase Common Stock at $3.42 per share (previously filed with this Registration Statement on May 30, 1996).

EXHIBIT
NUMBER      DESCRIPTION
-------     -----------

 4.12 Form of Warrant Agreement dated March 14, 1996 between the Company and certain of the Selling Securityholders, including form of Warrant Certificate evidencing right to purchase Common Stock at $3.87 per share (previously filed with this Registration Statement on May 30, 1996).
4.13 Form of Lock-up Letter dated July 16, 1996 between Tucker Anthony Incorporated and Vector Securities as representatives of the several underwriters and each of the following Selling Securityholders:
            Michael Falk, Clarion Capital Corp., The P.L. Thomas Group, Inc., Gallagher Investment Corp., American Equities Overseas, Inc., Fred Kassner, Philip L. Thomas, Vincent LaBarbara, Robert Priddy, Ann F. Gallagher, Christopher C. Gallagher, Daniel R. Lee, Jo-Bar Enterprises LLC, J.A. Cardwell, Richard Friedman, Michael Burke, G&G Diagnostics LP I, Leonard M. Schiller, John Abeles, Andrew B. Hart, Northlea Partners Ltd., Hamilton T. Bailey, Alan Hammerman, James A. Cardwell, Jr., Charles Potter, Sheila Y. Schiller, Suzanne Schiller, William R. and Barbara J. Schoen, John Luck, Frederick J. Oswald, Richard A. Voell, and Wertheimer Partnership (previously filed with Pre-Effective Amendment No. 2 to this Registration Statement on December 17, 1996).

4.14 Lock-up Letter dated August 21, 1996 between Tucker Anthony Incorporated and Vector Securities as representatives of the several underwriters and Selling Securityholder Commonwealth Associates (previously filed with Pre-Effective Amendment No. 2 to this Registration Statement on December 17, 1996).

4.15 Lock-up Letter dated July 16, 1996 between Tucker Anthony Incorporated and Vector Securities as representatives of the several underwriters and Hultquist Capital LLC (previously filed with Pre-Effective Amendment No. 2 to this Registration Statement on December 17, 1996).

4.16 Lock-up Letter dated July 16, 1996 between Tucker Anthony Incorporated and Vector Securities as representatives of the several underwriters and Peter P. Gombrich, and Gwenda Gombrich as Custodian for Lucas Klein and Megan Klein (previously filed with
            Pre-Effective Amendment No. 2 to this Registration Statement on December 17, 1996).

 5.1 Opinion of Graham & James LLP, counsel to the Registrant, regarding the legality of the securities offered hereby (previously filed with this Registration Statement on May 30, 1996).

23.1 Consent of Graham & James LLP (contained in Exhibit 5.1 previously filed with this Registration Statement on May 30, 1996).

23.2        Consent of Coopers & Lybrand LLP.

23.3        Consent of Coopers & Lybrand (UK).

23.4        Consent of KPMG Peat Marwick LLP.

24.1 Powers of Attorney (contained in the signature page to the Registration Statement, page II-5 previously filed on May 30, 1996).

                                                                  Exhibit 23.2


                      CONSENT OF INDEPENDENT ACCOUNTANTS

We consent to the incorporation by reference in this Post-effective Amendment No. 1 to Form S-3 (SEC File No. 333-04715) of our report dated September 14, 1995, on our audit of the balance sheet of Sensititre/Alamar, the Microbiology Division of AccuMed, Inc., as of December 31, 1994, and the net sales, cost of sales and selling expenses for the eight months ended December 31, 1994, and the years ended April 30, 1994 and 1993, of our report, which includes an explanatory paragraph related to substantial doubt about the ability of AccuMed, Inc. to continue as a going concern, dated September 29, 1995, on our audit of the balance sheet of AccuMed, Inc. as of December 31, 1994, and for the period from February 7, 1994 (inception) through December 31, 1994, both appearing in the registration statement on Form S-4 (SEC File No. 33-99680) of Alamar Biosciences, Inc. filed with the Securities and Exchange Commission pursuant to the Securities Act of 1933 as incorporated by reference in the Current Report on Form 8-K dated December 29, 1995, and of our report, which includes an explanatory paragraph related to substantial doubt about the ability of Alamar Biosciences, Inc. to continue as a going concern, dated November 19, 1995, on our audits of the financial statements of Alamar Biosciences, Inc. as of September 30, 1995 and 1994, and for the years ended September 30, 1995, 1994 and 1993, which report is included in the Annual Report on Form 10-KSB for the year ended September 30, 1995. We also consent to the reference to our firm under the caption "Experts."


/S/ COOPERS & LYBRAND LLP

Sacramento, CA
March 10, 1997

                                                                   Exhibit 23.3


                      CONSENT OF INDEPENDENT ACCOUNTANTS

We consent to the incorporation by reference in this Post-effective Amendment No. 1 to Form S-3 (SEC File No. 333-04715), of our report dated December 8, 1995, on our audit of the balance sheets of AccuMed International Limited as of December 31, 1994, April 30, 1994 and 1993, and related statements of operations and cashflows for the eight months ended December 31, 1994, and the years ended April 30, 1994 and 1993, appearing in the registration statement on form S-4 (SEC File No. 33-99680) of Alamar Biosciences, Inc. filed with the Securities and Exchange Commission pursuant to the Securities Act of 1933 as incorporated by reference in the current Report on form 8-K dated December 29, 1995.


/s/ COOPERS & LYBRAND


Croydon
United Kingdom
March 10, 1997

                                                                   Exhibit 23.4


                         INDEPENDENT AUDITORS' CONSENT

The Board of Directors
AccuMed International, Inc.

We consent to incorporation by reference in the Post-effective Amendment No. 1 to the registration statement (No. 333-04715) on Form S-3 of AccuMed International, Inc. of our report dated April 5, 1996, relating to the consolidated balance sheet of AccuMed International, Inc. and subsidiaries as of December 31, 1995, and the related consolidated statements of operations, stockholders' equity and cash flows for the three months ended December 31, 1995, which report appears in the December 31, 1995 transition report on Form 10-KSB of AccuMed International, Inc.

/S/ KPMG PEAT MARWICK LLP


Chicago, Illinois
March 10, 1997